

ANNALY®

2019 Proxy Statement

Notice of 2019 Annual Meeting of Stockholders

May 22, 2019
9:00 a.m. (Eastern Time)
www.virtualshareholdermeeting.com/NLY2019

Message from our Chairman, CEO and President

Dear Fellow Shareholders,

2018 was a year of transformation for Annaly. We successfully delivered on many of the key corporate goals we communicated to you last year, and despite a difficult macro environment, reached a number of significant strategic milestones made possible by the institutionalization and diversification of Annaly over the past five years. The progress made in 2018 further establishes Annaly as a market and governance leader and positions the Company to continue executing upon the most integral components of our platform and strategy, which are outlined in the themes below.

OPERATING & INVESTMENT PLATFORM

Diversified Shared Capital Model

The most important theme of 2018 was diversification. Annaly has transformed into a diversified operating company built to capitalize on numerous strategic opportunities across multiple complementary businesses. Since our diversification strategy began in 2014, Annaly has broadly invested in over $10 billion of credit assets through continued development of our platform, expanded institutional partnerships and corporate acquisitions.[1] As a result, today each of our three credit businesses would rank among the top ten industry leaders in their respective industry sectors by size on a standalone basis.

Financing, Capital & Liquidity

Diversification in the ways we access capital and the broadening of our financing alternatives are equally important in driving our outperformance and capital efficiency. Since the beginning of 2016, we have increased our capital base by $6.5 billion, more than half of which was sourced from avenues besides common equity offerings, further illustrating our leadership in the capital markets.[2]

We continue to enhance our capital efficiency through non-recourse, dedicated financing structures for each of our credit businesses – improving terms of existing arrangements, increasing financing capacity and establishing new counterparty relationships. Specifically, since the beginning of 2018, we have added $2.4 billion of additional borrowing capacity across our three credit businesses and expanded our financing diversification by establishing Annaly as a repeat issuer in the residential and commercial securitization markets.[3]

Operational Efficiency

Continuing to scale our differentiated operating platform has provided a foundation for growth, diversification and efficiency that is unmatched in the industry. Since 2014, we have made significant investments across our four businesses, adding expertise and depth to our investment teams and best-in-class infrastructure to support our strategies. Notably, we have grown our total number of IT professionals by over 40% during this time period. Our expanded in-house technology capabilities have led to the development of proprietary portfolio analytics, financial and capital allocation models, risk testing and accounting software, providing Annaly with distinct competitive advantages and cost savings.

GROWTH STRATEGIES & PERFORMANCE

Growth & Income

We have demonstrated, and the market has clearly validated, that size and scale drive performance. 2018 marked another successful year for Annaly and the execution of our long-term growth strategy. We capitalized on a number of opportunities that continue to solidify Annaly's brand as a market and governance leader. Since 2016, amidst a market backdrop with the Fed raising rates eight times and the yield curve flattening by 86%, Annaly has grown its market capitalization 64%, while delivering an additional $4.2 billion in cumulative dividends to shareholders.

Note: For footnoted information, please refer to "Message from our Chairman, CEO and President" in Endnotes section.

Organically, we have continued to grow each of our four business platforms by expanding our internal investment options and continuing to broaden our proprietary partnerships. Today, Annaly has established over 20 strategic relationships with industry leading, dedicated partners across our four businesses, which have resulted in improved efficiencies and increased origination capabilities. In addition to our organic growth, expansion of partnerships and superior capital markets access, Annaly remains well-positioned to continue to gain market share through further consolidation, as demonstrated by our acquisition of Hatteras Financial Corp. in 2016 and most recently of MTGE Investment Corp. in 2018.

Risk-Adjusted Returns

The diversification and size of Annaly's lower-levered capital base and investment businesses, along with our prudent risk management processes, continue to drive outperformance of Annaly's total return. Since 2014, our total shareholder return of 83% is 1.2x higher than mREITs, 1.3x higher than the S&P 500 and 2.3x higher than the Yield Sectors.[4] In addition to our absolute returns, our proprietary model is producing higher cash flow margins than most any other financial services company – our pre-tax margins of approximately 60% are 3x higher than the average for corporations in the Yield Sectors.[5]

CORPORATE RESPONSIBILITY AND GOVERNANCE

Corporate Governance

Our dedication to corporate responsibility and governance also sets us apart from the market – and undoubtedly is another contributor to Annaly's historical outperformance. We believe that continually evaluating the framework of our corporate responsibility and governance practices ensures alignment and transparency, resulting in increased value to our shareholders over the long term. In order to more specifically frame our efforts and illustrate our industry leading commitment to governance, we recently published a comprehensive narrative on our website detailing our commitment to ESG, which others are now, of course, beginning to emulate.

In 2018, we also announced two important governance enhancements: the decision to declassify our Board initiating annual election of all Directors, along with adopting an enhanced Board Refreshment Policy that contains both tenure and age limit provisions. Our commitment to Board refreshment is further demonstrated by the election of four new independent directors since the beginning of 2018, three of whom are women, which will bring the percentage of women on the Board to 45% following the 2019 Annual Meeting of Stockholders[6], which is nearly 2x higher than the average for the S&P 500.

Human Capital

Behind the achievements and successes highlighted in this letter, and in everything we do, is the deep and varied expertise of our most important asset – our people. Today we have over 170 talented professionals, the largest number in the Company's history, who have supported our successful evolution from a mono-line Agency mortgage REIT to the Industry Innovator we are today.[7] We are very proud of how hard we work at the Company each day and how well we treat each other as partners, and in 2018 we recorded the highest level of employee satisfaction since we initiated our annual employee engagement survey in 2015.[8]

We continue to expand our initiatives focused on advancing diversity throughout the Firm, which remains a key business priority. In 2018, 47% of new hires identified as racially diverse, increasing overall firm diversity to 32%, which is 60% higher than our industry based on Bureau of Labor Statistics data.[9] Additionally, nearly 40% of new hires in 2018, 40% of Managing Director promotions and 50% of additions to Annaly's Operating Committee since 2015 have been women.

Note: For footnoted information, please refer to "Message from our Chairman, CEO and President" in Endnotes section.

Responsible Investments

Finally, our dedication to ESG principles, as well as our deep investment capabilities, uniquely positions us to support the vitality of local communities and the economy. This past year, we collaborated once again with Capital Impact Partners, a national mission-driven non-profit community development financial institution, to launch our second social impact joint venture, which is specifically aimed at supporting affordable housing and other community development projects in Washington, D.C.

As we look ahead, we will continue our diversified and complementary growth strategies and reward our shareholders by taking advantage of opportunities in the market that are unique to Annaly. We are more prepared than ever to benefit from our size, liquidity, optionality and operational efficiency. I am grateful for the confidence of our Board, which has empowered us to be the industry leader we have become. I want to thank my fellow shareholders for their steadfast commitment, support and trust of this management team. And, to each Annaly employee, I sincerely appreciate all of the hard work and dedication, every day. We have so much opportunity in front of us.

Finally, this year we are excited to once again virtually "host" investors from around the world at our Annual Shareholder Meeting. The meeting will be conducted online via live webcast for the second consecutive year and we look forward to engaging with you then.



KEVIN KEYES
CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT
APRIL 9, 2019

Note: For footnoted information, please refer to "Message from our Chairman, CEO and President" in Endnotes section.

Annaly Capital Management Inc. 2019 Proxy Statement   iii

ANNALY®

Notice of Annual Meeting of Stockholders

To the Stockholders of Annaly Capital Management, Inc.:

Annaly Capital Management, Inc., a Maryland corporation ("Annaly" or the "Company"), will hold its annual meeting of stockholders (the "Annual Meeting") on May 22, 2019, at 9:00 a.m. (Eastern Time) online at www.virtualshareholdermeeting.com/NLY2019, to consider and vote upon:

1. Elect four Directors for a term of one year each as set forth in the accompanying Proxy Statement;
2. Approve, on an advisory basis, the Company's executive compensation, as described in the Proxy Statement;
3. Approve an amendment to the Company's charter to increase the number of authorized shares of capital stock to 3,000,000,000 shares; and
4. Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019.

The Company will also transact any other business as may properly come before the Annual Meeting or any postponement or adjournment thereof. Only common stockholders of record at the close of business on March 25, 2019, the record date for the Annual Meeting, may vote at the Annual Meeting and any postponements or adjournments thereof.

Your vote is very important. Please exercise your right to vote.

The Company's Board of Directors ("Board") is soliciting proxies in connection with the Annual Meeting. The Company is sending the Notice of Internet Availability of Proxy Materials ("Notice"), or a printed copy of the proxy materials, as applicable, commencing on or about April 9, 2019.

To view the Proxy Statement and other materials about the Annual Meeting, go to www.annalyannualmeeting.com or www.proxyvote.com.

All stockholders are cordially invited to attend the Annual Meeting, which will be conducted via a live webcast for a second consecutive year. The Company saw increased stockholder attendance and participation at its first virtual stockholder meeting in 2018 and is confident that this format will once again allow enhanced interaction with our global stockholder base. During the upcoming virtual meeting, you may ask questions and will be able to vote your shares electronically from your home or any remote location with Internet connectivity. You may also submit questions in advance of the Annual Meeting by visiting www.proxyvote.com. The Company will respond to as many inquiries at the Annual Meeting as time allows.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-877-328-2502. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot ask questions or vote from such audio broadcast. The Annual Meeting will begin promptly at 9:00 a.m. (Eastern Time). Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.

If you wish to view the webcast at a location provided by the Company, the Company's Maryland counsel, Venable LLP, will air the webcast at its offices located at 750 E. Pratt Street, Suite 900, Baltimore, MD 21202. Please note that no members of management or the Board will be in attendance at this location. If you would like to view the Annual Meeting webcast at Venable LLP's office, please follow the directions for doing so set forth in the "Questions and Answers about the Annual Meeting" section in this Proxy Statement.

By Order of the Board of Directors,

Anthony C. Green

Chief Corporate Officer, Chief Legal Officer and Secretary
April 9, 2019

> *Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 22, 2019.*
> *The Company's Proxy Statement and 2018 Annual Report to Stockholders are available at www.proxyvote.com.*

Proxy Summary

This summary contains highlights about the Company and the Annual Meeting. This summary does not contain all of the information that you should consider in advance of the Annual Meeting, and the Company encourages you to read the entire Proxy Statement and the Company's 2018 Annual Report on Form 10-K carefully before voting.

2019 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE: Wednesday, May 22, 2019 at 9:00 a.m. (Eastern Time)

PLACE: www.virtualshareholdermeeting.com/NLY2019

RECORD DATE: Close of business on March 25, 2019

VOTING: Stockholders are able to vote by Internet at www.proxyvote.com; telephone at 1-800-690-6903; by completing and returning their proxy card; or online at the Annual Meeting

VOTING

Stockholders may vote by



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
completing and returning their proxy card



ONLINE
at the Annual Meeting

INFORMATION
www.annalyannualmeeting.com

VOTING MATTERS

	Board Vote Recommendation	Page Number
Proposal No. 1: Election of Directors	**FOR** each Director nominee	14
Proposal No. 2: Approval, on an advisory basis, of the Company's executive compensation	**FOR**	41
Proposal No. 3: Approval of an amendment to the Company's charter to increase the number of authorized shares of capital stock to 3,000,000,000 shares	**FOR**	46
Proposal No. 4: Ratification of the appointment of Ernst & Young LLP for the year ending December 31, 2019	**FOR**	48

PARTICIPATE IN THE ANNUAL MEETING

After years of declining attendance at Annaly's in-person annual meetings and marked growth of our international stockholder base over the same time period, the Company saw increased stockholder attendance and participation at its first virtual annual meeting in 2018. The Company is excited to once again embrace the virtual meeting format for the 2019 Annual Meeting. This environmentally-friendly approach also aligns with the Company's broader sustainability goals and reduces costs for both the Company and its stockholders. The virtual meeting will be available to stockholders across the globe via any Internet-connected device and has been designed to provide the same rights to participate as you would have at an in-person meeting, including providing opportunities to make statements and ask questions.

You are entitled to participate and vote at the Annual Meeting by visiting www.virtualshareholdermeeting.com/NLY2019. An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-877-328-2502. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Stockholders can access Annaly's interactive pre-meeting forum, where you can submit questions in advance of the Annual Meeting and view copies of the Company's proxy materials, by visiting www.proxyvote.com.

If you wish to view the webcast at a location provided by the Company, the Company's Maryland counsel, Venable LLP, will air the webcast at its offices located at 750 E. Pratt Street, Suite 900, Baltimore, MD 21202. Please note that no members of management or the Board will be in attendance at this location. If you wish to view the Annual Meeting via webcast at Venable LLP's office, please complete the Reservation Request Form found at the end of this Proxy Statement.

ANNALY AT A GLANCE

NLY	1997	$14.6 billion
New York Stock Exchange ("NYSE") Traded	Initial Public Offering	Largest mortgage REIT in the world[1]

The Company has been externally-managed by Annaly Management Company LLC (the "Manager") since July 2013. The Manager is responsible for managing the Company's affairs pursuant to a management agreement and, as of December 31, 2018, directly employed 95% of the individuals who provide services to the Company. Although certain personnel are employed by subsidiaries of the Company for regulatory or corporate efficiency reasons, for ease of reference, throughout this Proxy Statement, the Named Executive Officers ("NEOs") and the other employees of the Manager, together with employees of Annaly's subsidiaries, are sometimes referred to as Annaly's employees.

RECENT OPERATING ACHIEVEMENTS

Performance	Capital Raising	Dividends
83% Total Shareholder Return since 2014	Over 50% of capital raised since the beginning of 2016 was sourced from avenues besides follow-on common equity offerings[2]	$1.6 billion Common and preferred dividends declared in 2018

Diversification	Optionality	Efficiency
$4.2 billion of originations and purchases across Annaly's three credit businesses in 2018[3]	37 Available investment options is nearly 3x more than in 2013	50% Lower operating expense as a percentage of equity than the mREIT index in 2018[4]

Consolidation	Financing	Human Capital
$906 million Acquisition of MTGE Investment Corp., representing Annaly's third successful transaction since 2013	$900 million of additional financing capacity added since 2018 through three new credit facilities and upsizing of existing facilities[5]	44% of Operating Committee and Managing Director promotions since 2015 were women

Note: For footnoted information, please refer to "Annaly at a Glance & Recent Operating Achievements " in Endnotes section.

ANNALY'S DIVERSIFIED SHARED CAPITAL MODEL

Diversification is a key component of the Annaly strategy, which has four distinct investment groups. Since 2014, Annaly has diversified its business model by investing in credit assets, which complement the Company's primary portfolio of fixed-rate investments. This strategy is designed to achieve stable risk-adjusted returns and book value performance over various interest rate and economic cycles by pairing shorter duration floating-rate credit loans and securities with the Company's longer duration, fixed-rate agency portfolio.



The **Annaly Agency Group** invests in Agency MBS collateralized by residential mortgages which are guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae

Assets[1]	$105.3bn
Capital[2]	$9.3bn
Sector Rank[3]	#1/5
Strategy	Countercyclical/Defensive
Levered Returns[4]	10%–12%

The **Annaly Residential Credit Group** invests in Non-Agency residential mortgage assets within the securitized product and whole loan markets

Assets[1]	$3.3bn
Capital[2]	$1.3bn
Sector Rank[3]	#7/17
Strategy	Cyclical/Growth
Levered Returns[4]	9%–12%

ANNALY
Assets: $113.0bn[1]
Market Cap: $14.6bn

Assets[1]	$2.5bn
Capital[2]	$0.9bn
Sector Rank[3]	#5/12
Strategy	Cyclical/Growth
Levered Returns[4]	9%–12%

The **Annaly Commercial Real Estate Group** originates and invests in commercial mortgage loans, securities and other commercial real estate debt and equity investments

Assets[1]	$1.9bn
Capital[2]	$1.4bn
Sector Rank[3]	#7/44
Strategy	Non-Cyclical/Defensive
Levered Returns[4]	10%–13%

The **Annaly Middle Market Lending Group** provides financing to private equity backed middle market businesses across the capital structure

Represents credit investment group

The Company has 37 investment options across its four investment groups, which is nearly three times more than in 2013 and up from 26 options at the end of 2015. While managing investment decisions, the Company combines a robust capital allocation process with careful risk management. This process enables Annaly to take advantage of market fluctuations and inefficiencies and rotate into credit markets when dislocations occur and pricing is attractive on a risk-adjusted, relative value basis.



Number of Available Investment Options

	2013	2014	2015	2016	2017	2018
	13	16	26	29	36	37

Agency　　ARC　　ACREG　　AMML

Note: For footnoted information, please refer to "Annaly's Diversified Shared Capital Model" in Endnotes section.

GROWTH AND INCOME

$5.7 billion	$4.2 billion	55%
of market cap growth since the beginning of 2016	of common and preferred dividends declared since the beginning of 2016	total return to stockholders since the beginning of 2016

Since January 2016, Annaly has grown its market cap by $5.7 billion, or 64%, and declared over $4.2 billion in cumulative dividends to stockholders amidst a challenging market backdrop, where the Federal Reserve has raised rates 8 times and the Treasury curve has flattened by 86%.

Growth & Outperformance Over Time

January 31, 2019	
Total Return[1]	55%
Market Cap	$14.6bn



121.8 bps · $14.6bn · $8.9bn · 17.0 bps · $4.2bn
2.25%-2.50% · 1.75%-2.00% · 2.00%-2.25% · 1.50%-1.75% · 1.25%-1.50% · 1.00%-1.25% · 0.75% -1.00% · 0.50%-0.75% · 0.25%-0.50%

Dec-15   Mar-16   Jun-16   Sep-16   Dec-16   Feb-17   May-17   Aug-17   Nov-17   Feb-18   Apr-18   Jul-18   Oct-18   Jan-19

— 2s-10s Treasury Curve   — Market Cap   Cumulative Dividends Declared[2]   — Federal Funds Rate[3]

Note: For footnoted information, please refer to "Growth and Income" in Endnotes section.

DELIVERING SIGNIFICANT VALUE FOR STOCKHOLDERS

24.4% Economic return generated by Annaly with its current investment teams since 2014[1]	**83%** Total shareholder return generated by Annaly since 2014	**869%** Total shareholder return since Annaly's IPO[2]

Since 2014 (the first full year the Company was externally-managed, as more fully described in "Management Structure" on page 34), shares of the Company's common stock (including reinvestment of dividends) have returned significant value to stockholders relative to both the Company's mREIT peers and other yield-focused investments.

Total Shareholder Return since 2014[3]



82.9%

67.6%
62.9%
62.3%
52.4%
44.1%
42.5%

(22.9%)

Dec-13   Jan-15   Jan-16   Jan-17   Jan-18   Jan-19

— Annaly   — mREITs   — Equity REITs   — S&P 500   — Utilities   — Select Financials   — Consumer Staples   — MLPs

Note: For footnoted information, please refer to "Delivering Significant Value for Stockholders" in Endnotes section.

Stockholder Outreach and Results of 2018 Say-on-Pay Vote

~275	~110	Over 94%
Points of outreach to investors for proxy engagement since 2015	One-on-one meetings with stockholders across the globe since 2015	of votes cast supported Annaly's 2018 Say-on-Pay vote

The Company is committed to ongoing engagement with both retail and institutional stockholders through a wide range of mediums, including: in-person meetings, conferences, phone calls and electronic communication. Following the results of Annaly's 2018 advisory resolution on executive compensation (commonly known as a "Say-on-Pay" vote), which received strong support from over 94% of votes cast, the Company has continued its multi-pronged stockholder outreach campaign to solicit feedback on a number of issues, including (i) the Manager's executive compensation program and related disclosure, (ii) the structure, composition and refreshment of the Board, and (iii) the Company's Corporate Responsibility and Environmental, Social and Governance ("ESG") initiatives.



2018–2019 Stockholder Engagement Efforts

Outreach included approximately

96%

of top 50 institutional investors

Outreach included approximately

79%

of institutional ownership

Management hosted meetings with investors representing

80%

of top 5 largest shareholders

Annaly's stockholder engagement efforts generated significant feedback for both the Board and management and have resulted in a number of enhancements to corporate governance and compensation practices and disclosures over the last few years. Annaly's stockholders have been extremely instrumental to, and supportive of, these governance and disclosure enhancements and the Company looks forward to continuing to find innovative ways to engage over the course of 2019 and beyond.

The Company's stockholder outreach is complemented by related initiatives, including:

- Analysis of market governance and compensation practices at peer companies
- Advice from external advisors, including governance and compensation consultants, Board search firms and proxy solicitors
- Attendance at investor conferences
- Discussions with proxy advisory services and corporate governance research firms

STOCKHOLDER ENGAGEMENT

WHAT THE COMPANY HEARD	WHAT THE COMPANY DID
Review Classified Board Structure	■ The Board conducted a review regarding the potential declassification of the Board in favor of annual elections of all directors ■ Following this review, in December 2018, the Board approved and amended the Company's bylaws to declassify the Board over a three-year period ■ The amended bylaws provide that Directors will be nominated for one-year terms beginning with the 2019 Annual Meeting of Stockholders with all Directors standing for annual elections commencing with the 2021 Annual Meeting of Stockholders

Focus on Board Composition and Diversity	■ Comprehensive third-party facilitated self-evaluation of the full Board, each Board Committee and individual Directors
	
	  – Focus areas of the evaluation included Board and Committee skills, structure, dynamics, processes, leadership and refreshment
	
	■ Engaged professional search firm to assist the Board in identifying qualified director candidates with a mandate to present equal representation of women and minority candidates
	
	■ Elected four new highly qualified Independent Directors since the beginning of 2018, including three women
	
	  – 45% of Continuing Directors are women and 45% of Continuing Directors have tenure of less than 5 years[1]

Enhance Board Refreshment Policy	■ The Nominating/Corporate Governance ("NCG") Committee Chair, in conjunction with an outside governance expert, led a full review of options to facilitate Board refreshment ■ Following this review, in October 2018, the Board adopted an enhanced Board refreshment policy providing that an independent Director may not stand for re-election at the next annual meeting of stockholders following the earlier of his or her: (i) 12th anniversary of service on the Board or (ii) 73rd birthday
Deepen Corporate Responsibility	■ Dedicated resources and personnel to enhancing Annaly's corporate responsibility function, including the 2018 hire of a community development veteran Tanya Rakpraja as the Company's Head of Corporate Responsibility and Government Relations ■ Added extensive disclosure on the Company's Corporate Responsibility and ESG efforts to Annaly's corporate website ■ Partnered with Capital Impact Partners to launch a second joint venture dedicated to supporting affordable housing and other community development projects in Washington D.C. ■ Commenced an energy audit of our Corporate Headquarters in order to more fully track and monitor our impact and energy usage

Note: For footnoted information, please refer to "Stockholder Engagement" in Endnotes section.

CORPORATE RESPONSIBILITY

As responsible stewards of capital, Annaly takes into account ESG factors that contribute to our ability to drive positive impacts and deliver attractive risk-adjusted returns over the long term. Annaly's Corporate Responsibility efforts were institutionalized by the establishment of a dedicated Corporate Responsibility team in 2018, which is led by Tanya Rakpraja as Annaly's Head of Corporate Responsibility and Government Relations. The Corporate Responsibility team collaborates across business areas to develop initiatives, monitor progress and manage reporting, and provides routine updates to the Corporate Responsibility Committee[1] of the Board (and, as appropriate, to the full Board). The Company provides extensive disclosure on its ESG efforts on the "Corporate Responsibility" section of Annaly's corporate website at www.annaly.com/corporate-responsibility.

THE MANAGER AND THE MANAGEMENT AGREEMENT

0.75%	29%	$300 million
In 2019, the Manager reduced its fee on Incremental Stockholders' Equity[2] from 1.05% to 0.75%	Annaly's management fee is 29% lower than the industry average of 1.47%[3]	Approximate compensation savings since the Externalization in July 2013[4]

- All of the NEOs are indirect owners and/or employees of the Manager
- With the exception of Mr. Keyes, each of the other NEOs receives compensation paid by the Manager. Mr. Keyes receives no compensation for his services as the Company's Chairman, Chief Executive Officer ("CEO") and President, although, as an indirect equityholder of the parent of the Manager, Mr. Keyes has an interest in the fees paid to the Manager
- The Manager is responsible for the compensation of the NEOs (other than Mr. Keyes). Annaly does not pay any cash or equity compensation to its NEOs, and does not provide pension benefits, perquisites or other personal benefits
- The Manager uses the management fees paid by the Company to, among other things, pay the compensation and benefits of the NEOs. However, the Company does not allocate any specific portion of the management fees to NEO compensation or otherwise determine such compensation or reimburse the Manager for the costs thereof
- For 2018, the Company's payments to the Manager included the management fee of $179.8 million and expense reimbursements of $9.2 million
- In March 2019, the Manager and the Company amended the Management Agreement solely to reduce the management fee on Incremental Stockholders' Equity. Pursuant to this amendment, which recognizes the efficiencies that have been gained with scale, the Company pays the Manager a monthly management fee equal to 1/12th of the sum of: (i) 1.05% of Base Stockholders' Equity[5], and (ii) 0.75% of Incremental Stockholders' Equity[2]

Note: For footnoted information, please refer to "Corporate Responsibility & The Manager and the Management Agreement" in Endnotes section.

THE MANAGER'S EXECUTIVE COMPENSATION PROGRAM

90.5%	**9.5%**	**16.8%**
of NEO compensation was variable and paid in the form of performance-based incentive bonuses	of NEO compensation was paid in the form of fixed base salaries	of aggregate management fees and expense reimbursements paid to the Manager were allocated by the Manager as NEO compensation

Although Annaly neither employs nor compensates the NEOs, the Company is committed to providing its stockholders with information about the Manager's executive compensation program in order to enable an informed Say-on-Pay vote.

THE MANAGER'S EXECUTIVE COMPENSATION PHILOSOPHY AND PROCESS

The key principle of the Manager's compensation philosophy for all employees, including the NEOs, is to pay for performance. The Manager's NEO compensation planning process incorporates key areas of evaluation including: external market data, internal benchmarking, and quantitative and qualitative assessments of Company, group and individual performance. Individuals are evaluated based on mid-year and year-end manager reviews and the utilization of a 9-box talent review model, which assesses individual performance and potential. In establishing and reviewing individual NEO compensation packages, the Manager also considers the nature and scope of each NEO's role and responsibilities, retention considerations and feedback from stakeholders.

OVERVIEW OF THE MANAGER'S 2018 EXECUTIVE COMPENSATION PROGRAM

- With respect to 2018[1], the NEOs as a group received aggregate salaries of $3.0 million and aggregate performance-based incentive bonuses of $28.7 million from the Manager. These amounts collectively represent 16.8% of the aggregate management fees and reimbursements the Company paid to the Manager for 2018. On an aggregated basis, the NEOs received 9.5% of their total compensation in the form of base salaries and the remaining 90.5% in the form of performance-based incentive bonuses.
- In determining the cash bonuses it paid to the NEOs for 2018, the Manager considered achievement of both rigorous Company performance metrics[2], including core return on equity, core return on assets and operating expenses as a percentage of average equity and as percentage of average assets, along with group and individual performance objectives.

For additional information about the Manager, the management agreement and executive compensation, see "Certain Relationships and Related Party Transactions," "Management Structure," "Compensation Paid by the Manager to the Named Executive Officers" and "Compensation Discussion and Analysis."

Note: For footnoted information, please refer to "Overview of Manager's 2018 Executive Compensation Program" in Endnotes section.

BOARD COMPOSITION, STRUCTURE AND REFRESHMENT

12 or 73 Independent Directors may not stand for re-election upon the earlier of 12 years of service or their 73rd birthday	**2021** All Directors will stand for annual election commencing with the 2021 Annual Meeting	**45%** of Annaly's Continuing Directors[1] are women, which is over 2x the average of S&P 500 companies

The NCG Committee seeks to achieve a balance of knowledge, experience and capability on the Board. Newer Directors offer fresh ideas and perspectives, while deeply experienced Directors bring extensive knowledge of the Company's complex operations. The table below summarizes key qualifications, skills, and attributes most relevant to the Continuing Directors'[1] service on the Board. For additional information about individual Director's qualifications and experience, please see the Director biographies beginning on page 15.



Skill / Experience Summary of Continuing Directors[1]

- Audit committee financial expert — 2 Directors
- Complex and regulated industries — 11 Directors
- Compliance — 7 Directors
- Corporate governance — 10 Directors
- Diversity[2] — 5 Directors
- Ethics and social responsibility oversight — 6 Directors
- Finance and accounting experience — 9 Directors
- Financial services — 9 Directors
- Government, public policy and regulatory affairs — 6 Directors
- Industry knowledge — 9 Directors
- Information technology — 4 Directors
- Legal expertise — 3 Directors
- Mergers & acquisitions — 7 Directors
- Operations — 11 Directors
- Other public company board experience — 2 Directors
- Private company board experience — 7 Directors
- Public company CEO — 2 Directors
- Risk management — 10 Directors
- Strategy development and implementation — 10 Directors

The Board annually evaluates its overall composition and rigorously evaluates individual Directors to ensure a continued match of their skill sets and projected tenure against the needs of the Company. As a result of this process, the Board elected new Independent Directors, Kathy Hopinkah Hannan and Thomas Hamilton, effective February 13, 2019 and March 6, 2019, respectively. In 2018, the Board also underwent a comprehensive third-party facilitated self-evaluation, which included assessments of the full Board, each Board committee and individual Directors. Focus areas of this evaluation included Board and Committee skills, structure, dynamics, processes, leadership and refreshment. Based on the results of its self-evaluation, the Board determined to conduct a follow-up review to further analyze considerations related to Board refreshment, including Director term and tenure. This review, which benefitted from significant stockholder feedback, ultimately led to the adoption of a Board refreshment policy requiring that Independent Directors may not stand for re-election following the earlier of their 12th anniversary of Board service or their 73rd birthday. In addition, this analysis informed the Board's unanimous approval and adoption of a bylaw amendment to declassify the Board over a three-year period beginning with the 2019 Annual Meeting, with all Directors standing for annual election commencing with the 2021 Annual Meeting.

Note: For footnoted information, please refer to "Board Composition, Structure and Refreshment" in Endnotes section.

Table of Contents

Corporate Governance at Annaly

	Annaly Strives for Best-in-Class Governance Practices

2013	• Annaly's proposal to be externally managed received 83% support from stockholders	• Added new Independent Director (John H. Schaefer) • Established Risk Committee
2014	• Enhanced financial disclosure, including additional financial metrics	• Added new Independent Director (Francine J. Bovich)
2015	• Robust Lead Independent Director role created • Initiated detailed succession planning process with Board • Introduced annual employee engagement survey	• Kevin Keyes appointed as CEO • Launched extensive investor outreach
2016	• Adopted broad-based stock ownership guidelines for employees • Increased Directors stock ownership guidelines	• Adopted clawback policy for external manager • Adopted anti-pledging policy for employees • Adopted four-year stock holding period
2017	• Established new Corporate Responsibility Committee[1] • Rotated Board Committee chairs and members • Launched initial social impact investing joint venture • Included Board skills matrix in proxy statement • Joined Council of Institutional Investors (CII) • Launched Women's Interactive Network	• Designated second Audit Committee financial expert • Joined National Association of Corporate Directors (NACD) • NEOs voluntarily committed to increase stock ownership positions • Hosted inaugural Investor Day
2018	• Added two new Independent Directors (Katie Beirne Fallon and Vicki Williams) • Introduced virtual meeting format for Annual Meeting • Adopted enhanced Board evaluation process, including individual directors assessments and periodic use of external facilitator • Amended bylaws to declassify Board beginning with the 2019 Annual Meeting with full Board standing for annual election commencing with the 2021 Annual Meeting • Created new executive role to lead the Company's Corporate Responsibility and ESG initiatives	• Enhanced compensation and other disclosure in proxy statement • Recognized in the 2018 Bloomberg Gender-Equality Index • Instructed Board search firm to present equal representation in the slate of potential director candidates, including women and minority candidates • Adopted policy requiring that Independent Directors may not stand for re-election following the earlier of their 12th anniversary of Board service or 73rd birthday
2019	• Announced second social impact investing joint venture • Added extensive disclosure on the Company's Corporate Responsibility and ESG efforts to Annaly's corporate website • The Manager reduced its management fee on Incremental Stockholders' Equity[2] from 1.05% to 0.75%	• Added two new Independent Directors (Kathy Hopinkah Hannan and Thomas Hamilton) • Recognized in the 2019 Bloomberg Gender-Equality Index

Note: For footnoted information, please refer to "Corporate Governance at Annaly" in Endnotes section.

PROPOSAL
01 Election of Directors

Consistent with its commitment to strong corporate governance practices, the Board is in the process of implementing a declassified Board structure. At the Annual Meeting, stockholders will vote to elect four nominees to serve as Directors (Kevin G. Keyes, Thomas Hamilton, Kathy Hopinkah Hannan and Vicki Williams), whose one-year terms will expire at the annual meeting of stockholders in 2020 and when their respective successors are duly elected and qualify. Directors elected at the annual meetings of stockholders in 2017 and 2018 will not be voted upon at the Annual Meeting and will serve out the remainder of their terms. All Directors will stand for annual election beginning with the annual meeting of stockholders in 2021. The table below provides summary information about each of the Directors other than Messrs. Brady and Nordberg who have not been renominated as Directors in line with the Board refreshment policy adopted in October 2018. The Company is grateful to Messrs. Brady and Nordberg for their years of service on the Board.

✔ The Board has nominated and recommends a vote FOR each of Kevin G. Keyes, Thomas Hamilton, Kathy Hopinkah Hannan and Vicki Williams as Directors, with each to hold office until the 2020 Annual Meeting, and until their respective successors are duly elected and qualify. Unless you specify a contrary choice, the persons named in the enclosed proxy will vote in favor of these nominees. In the event that these nominees should become unavailable for election due to any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to vote for a substitute.

Name	Age	Principal Occupation	Independent	Committees
Director Nominees Standing for One-Year Terms				
Kevin G. Keyes	51	**Chairman, Chief Executive Officer and President** Annaly Capital Management, Inc.	No	
Thomas Hamilton	51	**President & CEO** Construction Forms, Inc.	Yes	Audit Risk
Kathy Hopinkah Hannan	57	**Former National Managing Partner, Global Lead Partner** KPMG LLP	Yes	Audit NCG
Vicki Williams	46	**Chief Human Resources Officer** NBCUniversal	Yes	Audit Compensation
Directors Whose Current Terms Expire in 2020				
Francine J. Bovich	67	**Former Managing Director** Morgan Stanley Investment Management	Yes	NCG (Chair) CR
Katie Beirne Fallon	43	**Global Head of Corporate Affairs** Hilton Worldwide Holdings Inc.	Yes	CR NCG
Jonathan D. Green*	72	**Former Vice Chairman** Rockefeller Group	Yes	CR (Chair) Compensation Risk
John H. Schaefer	67	**Former President and Chief Operating Officer** Morgan Stanley Global Wealth Management	Yes	Risk (Chair) Audit Compensation
Directors Whose Current Terms Expire in 2021				
Wellington J. Denahan	55	**Former Executive Chairman** Annaly Capital Management, Inc.	No	CR Risk
Michael Haylon	61	**Managing Director and Head of Conning North America** Conning, Inc.	Yes	Audit Risk
Donnell A. Segalas	61	**Chief Executive Officer and Managing Partner** Pinnacle Asset Management, L.P.	Yes	Compensation (Chair) CR NCG

* Lead Independent Director. For more details, see page 26.

Director Nominees Standing for One-Year Terms

Kevin G. Keyes

Director since
2012

Chairman of the Board

Mr. Keyes serves as Annaly's Chairman, Chief Executive Officer and President. Mr. Keyes has served as Chairman since January 2018, Chief Executive Officer since September 2015 and President since October 2012. Previously, Mr. Keyes served as Chief Strategy Officer and Head of Capital Markets of Annaly from September 2010 until October 2012. Prior to joining Annaly as a Managing Director in 2009, Mr. Keyes worked for 20 years in senior Investment Banking and Capital Markets roles. From 2005 to 2009, Mr. Keyes served in senior management and business origination roles in the Global Capital Markets and Banking Group at Bank of America Merrill Lynch. Prior to that, from 1997 to 2005 he worked at Credit Suisse First Boston in various Capital Markets Origination roles, and from 1990 to 1997 at Morgan Stanley Dean Witter in the Mergers and Acquisitions Group and Real Estate Investment Banking Group. Mr. Keyes is a member of the University of Notre Dame's Campaign Cabinet, the President's Circle, the Student-Athlete Advisory Council and the Jesse Harper Council, as part of the Rockne Athletics Fund. He is a member of the Wall Street Journal's CEO Council and serves on the Board of Directors of the Rock and Roll Forever Foundation. Mr. Keyes holds a B.A. in Economics and a B.S. in Business Administration (ALPA Program) from the University of Notre Dame.

Director Qualification Highlights
The Board believes that Mr. Keyes provides the Board a deep understanding of issues that are important to the Company's growth through his roles as Annaly's Chairman, CEO and President, and has demonstrated leadership qualities, management capability, business and industry knowledge and a long-term strategic perspective. In addition, Mr. Keyes' qualifications include over 20 years of experience as an investment banking and equity capital markets professional.

Thomas Hamilton

Director since
2019

Committees
Audit, Risk

Mr. Hamilton has served as the President, Chief Executive Officer and Owner of Construction Forms, Inc., an industrial manufacturing company, since 2013. Prior to his current position, Mr. Hamilton spent 24 years in a number of leadership positions in the financial industry. Most recently, Mr. Hamilton served as a Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities at Barclays Capital in New York. Mr. Hamilton's prior roles at Barclays include serving as the Global Head of Securitized Product Trading and Banking, in which capacity he was responsible for the build out of the Barclays' Global Securitized Product businesses, and as the Head of Municipal Trading and Investment Banking. Prior to Barclays, Mr. Hamilton held various Managing Director roles at Citigroup, Inc. and Salomon Brothers, Inc., where he began his career. Mr. Hamilton also serves as Chairman of the Board of Chondrial Therapeutics, Inc., a biotech company he started to cure a rare neurodegenerative disease called Friedreich's Ataxia. He is also a Director of the Friedreich's Ataxia Research Alliance, along with Co-Founder of his own charitable scientific effort, the CureFA Foundation. Mr. Hamilton received a B.S. in Finance from the University of Dayton.

Director Qualification Highlights
The Board believes that Mr. Hamilton's qualifications include his expertise in fixed income, mortgage-related assets, strategies and markets and significant leadership experience.

Kathy Hopinkah Hannan, PhD, CPA

Director since
2019

Committees
Audit, NCG

Dr. Hannan is a former Global Lead Partner, National Managing Partner and Vice Chairman of KPMG, LLP, the U.S. member firm of the global audit, tax and advisory services firm KPMG International. Dr. Hannan has over 30 years of industry experience and held numerous leadership roles during her distinguished career with KPMG. From 2015 until her 2018 retirement, Dr. Hannan served as Global Lead Partner, Senior Advisor for KPMG's Board Leadership Center and National Leader Total Impact Strategy. Dr. Hannan also served as the Midwest Area Managing Partner for KPMG's Tax Services from 2004 to 2009. Subsequent to that role, from 2009 to 2015, Dr. Hannan served as the National Managing Partner of Diversity and Corporate Responsibility. While at KPMG, Dr. Hannan also founded the KPMG Women's Advisory Board. In addition to her roles at KPMG, as a Native American Indian and member of the Ho-Chunk Nation Tribe, Dr. Hannan served on President George W. Bush's National Advisory Council on Indian Education. Currently, Dr. Hannan serves as Chairman of the Board & National President for Girl Scouts of the USA, is a member of the Board of Trustees and Executive Committee of the Smithsonian National Museum of the American Indian and is a Trustee of the Committee for Economic Development in Washington D.C. Dr. Hannan received a Ph.D. in Leadership Studies from Benedictine University and a B.A. from Loras College. She is also a graduate of the Chicago Management Institute at the University of Chicago, Booth School of Business and the Institute of Comparative Political & Economic Systems at Georgetown University.

Director Qualification Highlights
The Board believes that Dr. Hannan's qualifications include her expertise in financial, tax and accounting matters as well as her significant experience in enterprise sustainability, corporate governance and organizational effectiveness.

Vicki Williams

Director since
2018

Committees
Audit, Compensation

Ms. Williams has over 18 years of compensation and governance experience. Ms. Williams has served as Chief Human Resources Officer for NBCUniversal, a multinational media conglomerate, since July 2018, where she is responsible for the company's global human resources function, including compensation, benefits, development and learning, talent acquisition, executive search, HR systems, and the HR service center. Ms. Williams previously served as Senior Vice President, Compensation, Benefits and HRIS at NBCUniversal beginning in 2011. Prior to joining NBCUniversal, Ms. Williams was a Partner with Pay Governance LLC and a Principal with Towers Perrin (now Willis Towers Watson). Ms. Williams received a B.S. in Education with a concentration in mathematics education and an M.B.A. with a concentration in finance and quantitative statistics, each with honors from the University of Georgia.

Director Qualification Highlights
The Board believes that Ms. Williams' qualifications include her broad human resources, executive compensation and governance experience, including serving as chief human resources officer at a multinational company and as an external compensation consultant.

DIRECTORS WHOSE CURRENT TERMS EXPIRE IN 2020

Francine J. Bovich

Director since
2014

Committees
NCG (Chair), CR

Ms. Bovich has over 30 years of investment management experience lastly serving as a Managing Director of Morgan Stanley Investment Management from 1993-2010. Since 2011, Ms. Bovich has been a trustee of The Bradley Trusts. Ms. Bovich has also served as a board member of The Dreyfus Family of Funds since 2012, and serves as a board member of a number of registered investment companies within the fund complex. These funds represent a broad scope of investment strategies including equities (U.S., non-U.S., global, and emerging markets), taxable fixed income (US, non-US, global and emerging markets), municipal bonds, and cash management. From 1991 through 2005, Ms. Bovich served as the U.S. Representative to the United Nations Investment Committee, which advised a global portfolio of approximately $30 billion. Ms. Bovich is a member of the Economic Club of New York and an emeritus trustee of Connecticut College and chair of the Investment Sub-Committee for its endowment. Ms. Bovich received a B.A. in Economics from Connecticut College and a M.B.A. in Finance from New York University.

Director Qualification Highlights
The Board believes that Ms. Bovich's qualifications include her significant investment management experience and her experience serving as a trustee and board member.

Katie Beirne Fallon

Director since
2018

Committees
NCG, CR

Ms. Fallon has served as Global Head of Corporate Affairs for Hilton Worldwide Holdings Inc., a multinational hospitality company, since November 2016, where she is responsible for managing the company's communications, government relations and corporate responsibility efforts. Prior to Hilton, from 2014 to 2016, Ms. Fallon was Senior Advisor and Director of Legislative Affairs for President Obama. Before becoming the President's chief liaison to Capitol Hill, Ms. Fallon served from May 2013 to December 2013 as President Obama's Deputy Communications Director at the White House where she devised and executed communications strategies for the President to promote his economic agenda across the country. From 2011 until May 2013, Ms. Fallon was the Staff Director of the Senate Democratic Policy and Communications Center in the U.S. Congress. Ms. Fallon's prior roles in government and politics include Legislative Director to Senator Chuck Schumer (D-NY), Deputy Staff Director of the Joint Economic Committee and Policy Director at the Democratic Senatorial Campaign Committee. Ms. Fallon received a B.A. in Government and International Studies from the University of Notre Dame and as a Marshall Scholar received a M.A. in Conflict Regulation from Queen's University Belfast, Northern Ireland and a M.Sc. in Comparative Politics from the London School of Economics.

Director Qualification Highlights
The Board believes that Ms. Fallon's qualifications include her significant experience in serving at a senior executive level with a multinational public company and her experience serving as a top leadership aide in the highest levels of the U.S. government.

Jonathan D. Green

Director since
1997

Committees
CR (Chair),
Compensation,
Risk

**Lead Independent
Director**

Mr. Green served as a special advisor to Rockefeller Group International, Inc., a wholly owned subsidiary of Mitsubishi Estate Company, Ltd., operating under the brand of the Rockefeller Group, from January 2011 until December 2014. He joined the Rockefeller Group in 1980 as Assistant Vice President and Real Estate Counsel. In 1983, he was appointed Vice President, Secretary and General Counsel, and in 1990 was elected Chief Corporate Officer. In 1995, he was named President and Chief Executive Officer of Rockefeller Group Development Corporation and Rockefeller Center Management Corporation, both subsidiaries of the Rockefeller Group. In 2002, Mr. Green was named President and Chief Executive Officer of Rockefeller Group International, Inc., becoming Vice Chairman in January 2009. He served as Vice Chairman until December 2010. In his role as Vice Chairman, Mr. Green was active in formulating the strategic planning for the company and its subsidiaries, which include Rockefeller Group Development Corporation, Rockefeller Group Investment Management, Rockefeller Group Technology Solutions, Inc. and Rockefeller Group Business Centers. Before joining the Rockefeller Group, Mr. Green was associated with the New York City law firm of Thacher, Proffitt & Wood. He also serves on the board of trustees of the Wildlife Conservation Society. Mr. Green graduated from Lafayette College and the New York University School of Law.

Director Qualification Highlights

The Board believes that Mr. Green's qualifications include his significant experience as a chief executive, his diverse and significant background in the real estate industry and his legal expertise.

John H. Schaefer

Director since
2013

Committees
Risk (Chair), Audit,
Compensation

Mr. Schaefer has over 40 years of financial services experience including serving as a member of the management committee of Morgan Stanley from 1998 through 2005. He was President and Chief Operating Officer of the Global Wealth Management division of Morgan Stanley from 2000 to 2005. Mr. Schaefer was Executive Vice President and Chief Strategic and Administrative Officer of Morgan Stanley from 1998 to 2000. From 1997 to 1998, he was Managing Director and Head of Strategic Planning and Capital Management. Prior to the 1997 merger of Dean Witter, Discover and Morgan Stanley, Mr. Schaefer was Executive Vice President, Investment Banking and Head of Corporate Finance at Dean Witter, a position he had held since 1991. He began his investment banking career at E.F. Hutton & Company in 1976. Mr. Schaefer served as a board member and chair of the audit committee of USI Holdings Corporation from 2008 through 2012. He received a B.B.A. in Accounting from the University of Notre Dame and a M.B.A. from the Harvard Graduate School of Business.

Director Qualification Highlights

The Board believes that Mr. Schaefer's qualifications include his broad financial services management experience, including management of strategic planning, capital management, human resources, internal audit and corporate communications, as well as his board and audit committee experience.

DIRECTORS WHOSE CURRENT TERMS EXPIRE IN 2021

Wellington J. Denahan

Director since
1997

Committees
PR, Risk

Ms. Denahan co-founded Annaly in 1996 and has served as a Director since that time. Until December 2017, Ms. Denahan served as Chairman of the Board of Annaly (from November 2012) and Executive Chairman of Annaly (from September 2015). Previously, Ms. Denahan served as Chief Executive Officer of Annaly from November 2012 to September 2015 and as Co-Chief Executive Officer of Annaly from October 2012 to November 2012. Ms. Denahan was Annaly's Chief Operating Officer from January 2006 to October 2012 and Chief Investment Officer from 2000 to November 2012. Ms. Denahan received a B.S. in Finance from Florida State University.

Director Qualification Highlights

The Board believes that Ms. Denahan's qualifications include her significant oversight experience related to fixed income trading operations through years of serving as Annaly's Chief Operating Officer and Chief Investment Officer, her industry experience and expertise in the mortgage-backed securities markets, and her operational expertise, including her service as Annaly's former Chief Executive Officer.

Michael Haylon

Director since
2008

Committees
Audit, Risk

Mr. Haylon has served as Managing Director and Head of Conning North America at Conning, Inc., a global provider of investment management solutions, services and research to the insurance industry, since June 2018. Mr. Haylon has served as a Managing Director at Conning, Inc. since January 2012 and previously served as Head of Asset Management Sales, Products and Marketing from December 2014 until June 2018 and as Head of Investment Products from January 2012 until December 2014. From September 2010 to December 2011, Mr. Haylon served as Head of Investment Product Management at General Re – New England Asset Management. He was Chief Financial Officer of the Phoenix Companies, Inc. from 2004 until 2007, and Executive Vice President and Chief Investment Officer of the Phoenix Companies in 2002 and 2003. From 1995 until 2002, he held the position of Executive Vice President of Phoenix Investment Partners, Ltd., a NYSE-listed company, and President of Phoenix Investment Counsel, where he was responsible for the management and oversight of $25 billion in closed-end and open-end mutual funds, corporate pension funds and insurance company portfolios. From 1990 until 1994, he was Senior Vice President of Fixed-Income at Phoenix Home Life Insurance Company. From 1986 until 1990, he was Managing Director at Aetna Bond Investors where he was responsible for management of insurance company and pension fund portfolios. From 1980 until 1984, he was a Senior Financial Analyst at Travelers Insurance Companies. He began his career in 1979 in the commercial lending program at Philadelphia National Bank. Mr. Haylon has previously served on the boards of Aberdeen Asset Management and Phoenix Investment Partners. Mr. Haylon received a B.A. from Bowdoin College and a M.B.A. from the University of Connecticut.

Director Qualification Highlights

The Board believes that Mr. Haylon's qualifications include his significant leadership and management experience from his years of management and oversight of large financial asset portfolios, his prior board experience with other companies and his expertise in financial matters.

Donnell A. Segalas

Director since
1997

Committees
Compensation (Chair), NCG, CR

Mr. Segalas has served as the Chief Executive Officer and a Managing Partner of Pinnacle Asset Management L.P., a New York-based alternative asset management firm, since 2003. Additionally, Mr. Segalas is a member of Pinnacle's Investment Committee and sits on the boards of its offshore funds. Prior to joining Pinnacle, Mr. Segalas was Executive Vice President and Chief Marketing Officer for Alternative Investment Products at Phoenix Investment Partners. Mr. Segalas is a member of the Nantucket Historical Society. He received a B.A. from Denison University.

Director Qualification Highlights

The Board believes that Mr. Segalas' qualifications include his significant experience from his years of investing and managing private and public investment vehicles and his experience serving on investment and executive committees of other companies.

THE BOARD'S ROLE AND RESPONSIBILITIES

The Company is committed to maintaining a strong ethical culture and robust governance practices that benefit the long-term interests of stockholders, which include:

DIRECTOR INDEPENDENCE AND OVERSIGHT	▪ Board refreshment policy triggered upon earlier of 12 years of service or 73rd birthday ▪ 9 of 11 Continuing Directors[1] are Independent ▪ Robust Lead Independent Director role ▪ Regular executive sessions of Independent Directors ▪ Independent key Board committees ▪ Board oversees a succession plan for the CEO and other senior executives
DIRECTOR QUALIFICATIONS	▪ 45% of Continuing Directors[1] are women ▪ 45% of Continuing Directors[1] have tenure of less than 5 years ▪ Annual Board, committee and individual Director self-evaluations with periodic use of an external facilitator ▪ Comprehensive Board refreshment and succession planning process ▪ Over-boarding policy limits the number of outside Boards on which Directors can serve ▪ Multiple audit committee financial experts
STOCKHOLDER RIGHTS AND ENGAGEMENT	▪ Amended bylaws to declassify the Board over a three-year period ▪ Majority vote standard for uncontested elections ▪ Annual stockholder advisory vote on executive compensation ▪ Stockholders may amend the bylaws by a majority of votes entitled to be cast ▪ Virtual meeting format enables participation from global stockholder base ▪ Stockholders can submit questions for the Annual Meeting through an interactive pre-meeting forum
CORPORATE RESPONSIBILITY	▪ Director and employee stock ownership guidelines ▪ Board created Corporate Responsibility Committee in 2017[2] ▪ Announced second joint venture dedicated to supporting community development in 2019 ▪ Member of the 2019 Bloomberg Gender-Equality Index ▪ Created executive role to lead the Company's Corporate Responsibility initiatives ▪ Added extensive disclosure on Corporate Responsibility and ESG efforts to corporate website

INDEPENDENCE OF DIRECTORS

Annaly's Corporate Governance Guidelines and NYSE rules require that at least a majority of Board members are Independent Directors. The Board has adopted the definition of "independent director" set forth in Section 303A of the NYSE rules and has affirmatively determined that each Director (other than Ms. Denahan and Mr. Keyes) has no material relationships with the Company (either directly or as partner, stockholder or officer of an organization that

> **Four new, highly qualified Independent Directors have joined the Annaly Board since the beginning of 2018**

has a relationship with the Company) and is therefore independent under all applicable criteria for independence in accordance with the standards set forth in the NYSE rules and Annaly's Corporate Governance Guidelines.

Note: For footnoted information, please refer to "The Board's Role and Responsibilities" in Endnotes section.

DIRECTOR NOMINATION PROCESS

The NCG Committee is responsible for identifying and screening nominees for Director and for recommending to the Board candidates for nomination for election or re-election to the Board and to fill Board vacancies. The NCG Committee also seeks to maintain an ongoing list of potential Board candidates. Nominees may be suggested by Directors, members of management, stockholders or professional search firms. In evaluating a Director nomination, the NCG Committee may review materials provided by the nominator, a professional search firm or any other party.

> **The NCG Committee seeks to maintain an ongoing list of potential Board candidates**

DIRECTOR CRITERIA AND QUALIFICATIONS

The NCG Committee seeks to achieve a balance of knowledge, experience and capability on the Board and considers a wide range of factors when assessing potential Director nominees, including a candidate's background, skills, expertise, diversity, accessibility and availability to serve effectively on the Board. All candidates should (i) possess the highest personal and professional ethics, integrity and values, exercise good business judgment and be committed to representing the long-term interests of the Company and its stockholders, and (ii) have an inquisitive and objective perspective, practical wisdom and mature judgment. It is expected that all Directors will have an understanding of the Company's business and be willing to devote sufficient time and effort to carrying out their duties and responsibilities effectively.

> **The NCG Committee seeks to achieve a balance of knowledge, experience and capability on the Board**

CONSIDERATION OF BOARD DIVERSITY

The Company endeavors to have a Board representing diverse backgrounds and a wide range of professional experiences. The NCG Committee also takes into account other factors that promote principles of diversity, including diversity of a candidate's perspective, background, gender, race, nationality, age and other demographics. The NCG Committee instructs any search firm it engages to include women and minority candidates in every director candidate pool presented to the Committee.

> **Three women have joined the Annaly Board since the beginning of 2018**

STOCKHOLDER RECOMMENDATION OF DIRECTOR CANDIDATES

Stockholders who wish the NCG Committee to consider their recommendations for Director candidates should submit their recommendations in writing to Anthony C. Green, the Chief Corporate Officer, Chief Legal Officer and Secretary at the Company's principal executive offices. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the NCG Committee at a regularly scheduled or special meeting. If any materials are provided by a stockholder in connection with the recommendation of a Director candidate, such materials are forwarded to the NCG Committee. Properly submitted recommendations by stockholders will receive the same consideration by the NCG Committee as other suggested nominees.

Board Effectiveness, Self-Evaluations and Refreshment

Tenure of Continuing Directors[1]



5 Directors
Less than 5 Years

4 Directors
More than 5 Years

2 Directors
5-10 Years

The Company's comprehensive Board and Committee refreshment and succession planning process is designed to ensure that the Board and each Committee is comprised of highly qualified Directors, with the independence, diversity, skills and perspectives to provide strong and effective oversight. The Board, led by the NCG Committee, annually evaluates the composition of the Board and each Committee, and rigorously evaluates individual Directors to ensure a continued match of their skill sets and tenure against the needs of the Company. In 2018, the NCG Committee engaged an international professional search firm to assist in the identification and preliminary vetting of potential Director candidates. Kathy Hopinkah Hannan and Thomas Hamilton were identified as potential Director nominees by two separate members of senior management. They were considered as part of an extensive and careful search, which involved numerous other candidates proposed by Directors, members of management and the professional search firm. As a result of this process, the Board elected Dr. Hannan and Mr. Hamilton as new Independent Directors, effective February 13, 2019 and March 6, 2019, respectively.

The NCG Committee is responsible for overseeing an annual self-evaluation process for the Board. The self-evaluation process seeks to identify specific areas, if any, that need improvement or strengthening in order to increase the effectiveness of the Board as a whole and its members and committees. In early 2018, the Board adopted an enhanced Board self-evaluation process that includes annual assessments of the full Board, each Board committee and individual Directors, along with periodic use of an external facilitator. In the summer of 2018, an outside governance expert facilitated this comprehensive self-evaluation. Focus areas included Board and Committee skills, structure, dynamics, processes, fulfillment of responsibilities, leadership and refreshment.

Based on the results of its self-evaluation, the Board determined to conduct a follow-up review to further analyze considerations related to Board refreshment, including Director term and tenure. This review, which benefitted from significant stockholder feedback, ultimately led to the adoption of a Board refreshment policy requiring that Independent Directors may not stand for re-election following the earlier of their 12th anniversary of Board service or their 73rd birthday. In addition, this analysis informed the Board's unanimous approval and adoption of a bylaw amendment to declassify the Board over a three-year period beginning with the 2019 Annual Meeting, with all Directors standing for annual election commencing with the 2021 Annual Meeting.

Board Commitment and Over-Boarding Policy

In order to provide sufficient time for informed participation in their Board responsibilities:

- Directors who also serve as chief executive officers or hold equivalent positions at other companies should not serve on more than two other boards of public companies in addition to the Board;
- Other Directors should not serve on more than four other boards of public companies in addition to the Board; and
- A member of the Audit Committee should not serve on the audit committee of more than two other public companies.

All Directors are currently in compliance with this policy. Directors are required to notify the Chairman of the Board and the Chair of the NCG Committee in advance of accepting an invitation to serve on another public company board.

Note: For footnoted information, please refer to "Board Effectiveness, Self-Evaluations and Refreshment" in Endnotes section.

BOARD OVERSIGHT OF RISK



FULL BOARD

Risk management begins with the Board, through review and oversight of the Company's risk management framework, and continues with executive management, through ongoing formulation of risk management practices and related execution in managing risk. The Board exercises its oversight of risk management primarily through its Risk Committee and Audit Committee. At least annually, the full Board reviews with management the Company's risk management program, which identifies and quantifies a broad spectrum of enterprise-wide risks, including cyber and technology-related risks, and related action plans

RISK COMMITTEE

Assists the Board in its oversight of the Company's risk governance structure, risk management and risk assessment guidelines and policies, and risk appetite, including risk appetite levels and capital adequacy and limits

AUDIT COMMITTEE

Assists the Board in its oversight of the quality and integrity of the Company's accounting, internal controls and financial reporting practices, including appointing the independent auditor and reviewing its qualifications, performance and independence, and compliance with legal and regulatory requirements

MANAGEMENT

Responsible for day-to-day risk assessment and risk management. A series of management committees have decision-making responsibilities for risk assessment and risk management activities. These management committees include the Operating Committee, Enterprise Risk Committee, the Asset and Liability Committee, the Investment Committee and the Financial Reporting and Disclosure Committee

In addition to the risk oversight processes outlined above, the Board reviews its risk assessment of the Company's compensation policies and practices applicable to the Company's equity incentive plans and the Company's Severance and Noncompetition Agreement (the "CEO Severance Agreement") with Mr. Keyes. For additional information on this review, please see the "Risks Related to Compensation Policies and Practices" section of this Proxy Statement. For additional information on the responsibilities of the Risk Committee and the Audit Committee, please see the "Board Committees" section of this Proxy Statement.

As part of their risk oversight responsibilities, the Audit Committee and Risk Committee held two joint meetings in 2018

CEO PERFORMANCE REVIEWS AND MANAGEMENT SUCCESSION PLANNING

The Lead Independent Director and the Chair of the Compensation Committee jointly coordinate and lead the Board's annual performance evaluation of the CEO, which reflects input from all non-executive Directors. The Board oversees and maintains a succession plan for the CEO and other senior executives. Executive succession and talent development are a regular agenda item for the Board and, at least once per year, the Board has a fulsome discussion of talent at each business and functional leadership level across the Company. In carrying out this function, the Board endeavors to ensure that the Company's management has the capabilities to cause the Company to operate in an efficient and business-like fashion in the event of a vacancy in senior management, whether anticipated or sudden.

The Board's oversight of succession planning and talent development is complemented by management's commitment to attracting, developing and recruiting top talent with diverse perspectives and backgrounds. Since 2015, the Company has introduced ten unique learning and development programs for its employees, which are intended to foster community, employee skills and engagement and shared cultural values through professional development, career management and cross-departmental collaboration and networking.

COMMUNICATIONS WITH THE BOARD

Stockholders and other persons interested in communicating with an individual Director (including the Lead Independent Director), the Independent Directors as a group, any committee of the Board or the Board as a whole, may do so by submitting such communication to:

Annaly Capital Management, Inc.
[Addressee]
1211 Avenue of the Americas
New York, NY 10036
Phone: 1-888-8 ANNALY
Facsimile: (212) 696-9809
Email: investor@annaly.com

The Legal Department reviews all communications to the Directors and forwards those communications related to the duties and responsibilities of the Board to the appropriate parties. Certain items such as business solicitation or advertisements, product-related inquiries, junk mail or mass mailings, resumes or other job-related inquiries, spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications will not be forwarded.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Approval of Related Party Transactions

The Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). The Board has adopted a written policy on transactions with related persons that is in conformity with NYSE listing standards.

Under this policy any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by any standing or ad hoc committee of the Board composed solely of Independent Directors who are disinterested or by the disinterested members of the full Board.

In connection with the review and approval or ratification of a related person transaction, management must:

- disclose the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;
- advise as to whether the related person transaction complies with the terms of agreements governing the Company's material outstanding indebtedness that limit or restrict the Company's ability to enter into a related person transaction;
- advise as to whether the related person transaction will be required to be disclosed in the Company's filings under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act" and collectively with the Securities Act, the "Acts"), and related rules, and, to the extent such transaction is required to be disclosed, ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and
- advise as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested Directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee Director or Director nominee, should consider whether such transaction would compromise the Director or Director nominee's status as an "independent," or "non-employee" Director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code of Business Conduct and Ethics.

Management Agreement

The Company has entered into a management agreement (the "Management Agreement") with the Manager. Management of the Company is conducted by the Manager through the authority delegated to it in the Management Agreement and pursuant to the policies established by Annaly's Board. The Independent Directors periodically review the Management Agreement with the assistance of separate legal and financial advisors, who are selected and retained by the Independent Directors. The Management Agreement was effective as of July 1, 2013, amended in November 2013, amended and restated in April 2016 and August 2018 and amended most recently in March 2019, and may be further amended by agreement between the Manager and the Company.

The Management Agreement's current term ends on December 31, 2019 and will automatically renew for successive two-year terms unless at least two-thirds of the Independent Directors or the holders of a majority of the outstanding shares of the Company's common stock in their sole discretion elect to terminate the agreement for any or no reason upon 365 days prior written notice (such notice, a "Termination Notice").

If the Company elects to terminate the Management Agreement, it may elect to accelerate the Termination Date to a date that is between seven and 90 days after the date it delivers a Termination Notice (the "Notice Delivery Date"). If the Company does not elect to accelerate the Termination Date, then the Manager may elect to accelerate the Termination Date to the date that is 90 days after the Notice Delivery Date. If the Termination Date is accelerated (such date, the "Accelerated Termination Date") by either the Company or the Manager, in addition to any amounts accrued for the period prior to the Accelerated Termination Date, the Company shall pay the Manager an acceleration fee in an amount equal to the average annual management fee earned by the Manager during the 24-month period immediately preceding such Accelerated Termination Date multiplied by a fraction with a numerator of 365 minus the number of days from the Notice Delivery Date to the Accelerated Termination Date, and a denominator of 365.

The Management Agreement provides that during its term and, in the event of termination of the Management Agreement by the Manager without cause, for a period of one year following such termination, the Manager will not manage, operate, join, control, participate in, or advise any person other than the Company without the prior written consent of the Risk Committee of the Board.

Prior to the most recent amendment to the Management Agreement in March 2019, the Company had paid the Manager a flat monthly management fee equal to 1/12th of 1.05% of Stockholders' Equity[1] for its management services. Pursuant to this arrangement, during the year ended December 31, 2018, the Company incurred $179.8 million in management fees and $9.2 million in permitted reimbursement payments under the Management Agreement. None of the reimbursement payments were attributable to compensation of the Company's NEOs.

In March 2019, the Manager and the Company amended the Management Agreement for the sole purpose of reducing the monthly management fee on Incremental Stockholders' Equity.[2] Pursuant to this amendment, which recognizes the efficiencies that have been gained with scale, the Company pays the Manager a monthly management fee for its management services equal to 1/12th of the sum of: (i) 1.05% of Base Stockholders' Equity[3], and (ii) 0.75% of Incremental Stockholders' Equity.[2]

The Manager

The Manager is a Delaware limited liability company and is indirectly owned by certain members of senior management. For additional information about the Manager, please see "Management Structure", "Compensation Paid by the Manager to the Named Executive Officers" and "Compensation Discussion and Analysis."

> **In 2019, the Manager reduced its fee on Incremental Stockholders' Equity to 0.75% from 1.05%**

Note: For footnoted information, please refer to "Management Agreement" in Endnotes section.

Annaly Capital Management Inc. 2019 Proxy Statement   25

Board Structure and Processes

BOARD LEADERSHIP STRUCTURE

The Board believes that whether to have the same person occupy the offices of Chairman of the Board and CEO should be decided by the Board, from time to time, in its business judgment after considering relevant factors, including the specific needs of the business and what is in the best interests of the Company at that point in time. Under the Corporate Governance Guidelines, the Independent Directors will annually select an Independent Director to serve as Lead Independent Director when the CEO and Chairman of the Board roles are combined or if the Chairman is not otherwise independent. Currently, Mr. Keyes serves as Chairman, CEO and President, while Mr. J. Green serves as Lead Independent Director.

The Board believes that the current leadership structure provides effective independent oversight of management, while allowing both the Board and management to benefit from Mr. Keyes' day-to-day familiarity with the Company's business.

> **The Lead Independent Director has significant authority and responsibilities**

The Chairman of the Board	The Lead Independent Director
- Presides at full meetings of the Board and the Annual Meeting of Stockholders - Meets with the Lead Independent Director to receive feedback from executive sessions of Independent Directors - Communicates with all Directors on key issues and concerns outside of Board meetings - Advises on the selection of committee chairs - Draws on his knowledge of the Company's business, operations, industry and competitive developments in setting Board agendas - Consults with the Lead Independent Director to ensure that Board agendas and information empower the Board to fulfill its responsibilities - Has authority to call special meetings of the Board if necessary and otherwise updates Directors between meetings through one-on-one or group phone calls - Authorizes the retention of advisors and consultants who report to management - Presents the Company's message and strategy to stockholders, employees and regulators	- Presides at all meetings of the Board in the absence of or at the request of the Chairman, including executive sessions of Independent Directors - Facilitates communication between the Independent Directors and the Chairman of the Board and CEO - Advises on the selection of committee chairs - Approves the quality, quantity and timeliness of information sent to the Board - Approves Board meeting agendas - Approves Board meeting schedules to assure there is sufficient time for discussion of all agenda items - Has authority to call meetings of the Independent Directors - Authorizes the retention of outside advisors and consultants who report directly to the Board - If requested by stockholders, ensures that he is available, when appropriate, for consultation and direct communication with major stockholders

The Board believes that its independent oversight function is further enhanced by its policy to hold regular executive sessions of the Independent Directors without management present and the fact that a majority of the Company's Directors (and every member of the Audit Committee, Compensation Committee and NCG Committee) is independent.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

The Corporate Governance Guidelines require that the Board have at least two regularly scheduled executive sessions of Independent Directors each year. These executive sessions, which are designed to promote unfettered discussions among the Independent Directors, are presided over by the Lead Independent Director, or in his or her absence, the chair of the Compensation Committee. During 2018, the Independent Directors, without the participation of Board members who are members of management, held seven executive sessions.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Board believes that Director orientation and continuing education is critical to the Board's ability to fulfill its responsibilities in a dynamic and constantly evolving business environment. New Directors participate in a robust onboarding process, which includes extensive training materials and personal briefings by senior management on the Company's strategic plans, financial statements, and key policies and practices. In addition, the Company encourages Directors to participate in external continuing director education programs, and the Company provides reimbursement for related expenses. Continuing director education is also provided during Board meetings and as stand-alone information sessions outside of meetings. In line with the Company's commitment to continuing board education, in 2017, the Board became a Full Board Member of the NACD, which gives Directors access to an extensive menu of board education programs, along with research on governance trends and board practices.

GOVERNING DOCUMENTS

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct"), which sets forth the basic principles and guidelines for resolving various legal and ethical questions that may arise in the workplace and in the conduct of business. This Code of Conduct is applicable to Annaly's Directors, executive officers and employees, and is also a "code of ethics" as defined in Item 406(b) of Regulation S-K. The Company will make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Conduct on the Company's website.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that, in conjunction with the charters of the Board committees, provide the framework for governance of the Company.

Other Governance Policies

Annaly's Directors, executive officers and employees are also subject to the Company's other governance policies, including a Foreign Corrupt Practices Act and Anti-Bribery Compliance Policy, an Insider Trading Policy, and a Regulation FD Policy.

Where You Can Find the Code of Conduct, Corporate Governance Guidelines and Committee Charters

The Code of Conduct, Corporate Governance Guidelines, Compensation Committee Charter, Audit Committee Charter, NCG Committee Charter, Corporate Responsibility Committee Charter and Risk Committee Charter are available on Annaly's website (www.annaly.com). The Company will provide copies of these documents free of charge to any stockholder who sends a written request to Investor Relations, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036.

Board Committees

The Board has five standing committees: the Audit Committee, the Compensation Committee, the NCG Committee, the Risk Committee and the Corporate Responsibility Committee.

The Board created the new Corporate Responsibility Committee in late 2017

The table below shows the membership as of the date of this proxy statement of each Board committee and number of meetings of each committee held in 2018.

Director	Audit Committee	Compensation Committee	NCG Committee	CR Committee[1]	Risk Committee
Francine J. Bovich			👤	•	
Kevin P. Brady[2]	👤 *E*		•		•
Wellington J. Denahan				•	•
Katie Beirne Fallon			•	•	
Jonathan D. Green*		•		👤	•
Thomas Hamilton[3]	•				•
Kathy Hopinkah Hannan[4]	• *E*		•		
Michael Haylon	• *E*				•
E. Wayne Nordberg[2]	•	•	•		
John H. Schaefer	•	•			👤
Donnell A. Segalas		👤	•	•	
Vicki Williams	•	•			
% of Independent Members:	**100%**	**100%**	**100%**	**80%**	**80%**
2018 Meetings:	**9**	**3**	**3**	**2**	**4**

• Member 👤 Chairperson *E* Financial Expert * Lead Independent Director

Committee Membership Determinations

The Board annually reviews the membership and chairmanship of each Board Committee as part of its broader Board and Committee refreshment and succession planning. This review, which is led by the NCG Committee, takes into account, among other factors, the needs of the Committees, the experience, availability and projected tenure of Directors and the desire to balance Committee continuity with fresh insights. For additional detail, see the "Board Effectiveness, Self-Evaluations and Refreshment" section of this Proxy Statement.

Note: For footnoted information, please refer to "Board Committees" in Endnotes section.

AUDIT COMMITTEE

Committee Members:

Kevin P. Brady (Chair)[1]
Thomas Hamilton[2]
Kathy Hopinkah Hannan[3]
Michael Haylon
E. Wayne Nordberg[1]
John H. Schaefer
Vicki Williams

Number of Meetings in 2018: 9

Key Responsibilities:

- Appoints the independent registered public accounting firm and reviews its qualifications, performance and independence
- Reviews the plan and results of the auditing engagement with the Chief Financial Officer and the independent registered public accounting firm
- Oversees internal audit activities
- Oversees the quality and integrity of financial statements and financial reporting process
- Oversees the adequacy and effectiveness of internal control over financial reporting
- Reviews and pre-approves the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm
- Prepares the report of the Audit Committee required by the rules of the SEC to be included in the Proxy Statement
- Together with the Risk Committee, jointly oversees practices and policies related to cybersecurity

Each member of the Audit Committee is financially literate and independent of the Company and management under the applicable rules of the Exchange Act, and the listing standards of the NYSE. The Board has designated Messrs. Brady and Haylon and Dr. Hannan as audit committee financial experts under applicable SEC rules.

For more information on the Audit Committee's responsibilities and activities, see the "Board Oversight of Risk" and "Report of the Audit Committee" sections of this Proxy Statement.

COMPENSATION COMMITTEE

Committee Members:

Donnell A. Segalas (Chair)
Jonathan D. Green
E. Wayne Nordberg[1]
John H. Schaefer
Vicki Williams

Number of Meetings in 2018: 3

Key Responsibilities:

- Evaluates the performance of the Manager and the terms of the Management Agreement
- Reviews the fees payable to the Manager
- Administers the Company's equity incentive plans and other equity compensation programs
- Reviews the form and amount of Director compensation
- Evaluates the performance of the Company's officers
- Reviews and discusses with management the Compensation Discussion and Analysis and related disclosures as required by the SEC
- Prepares the report of the Compensation Committee required by the rules of the SEC to be included in the Proxy Statement

Each member of the Compensation Committee is independent of the Company and management under the listing standards of the NYSE.

For more information on the Compensation Committee's responsibilities and activities, see the "Compensation of Directors," "Management Structure" and "Compensation Discussion and Analysis" sections of this Proxy Statement.

Note: For footnoted information, please refer to "Audit Committee & Compensation Committee" in Endnotes section.

NCG Committee

Committee Members:	Key Responsibilities:
Francine J. Bovich (Chair) Kevin P. Brady[1] Katie Beirne Fallon Kathy Hopinkah Hannan[2] E. Wayne Nordberg[1] Donnell A. Segalas **Number of Meetings in 2018:** 3	■ Develops and recommends criteria for considering potential Board candidates ■ Identifies and screens individuals qualified to become Board members, and recommends to the Board candidates for nomination for election or re-election to the Board and to fill Board vacancies ■ Develops and recommends to the Board a set of corporate governance guidelines and recommends modifications as appropriate ■ Provides oversight of the evaluation of the Board and management ■ Considers other corporate governance matters such as Director retirement policies, management succession plans and potential conflicts of interest of Board members and senior management, and recommends changes as appropriate

Each member of the NCG Committee is independent of the Company and management under the applicable listing standards of the NYSE.

For more information on the NCG Committee's responsibilities and activities, see the "Director Nomination Process," "Director Criteria and Qualifications," "Consideration of Board Diversity," "Stockholder Recommendation of Director Candidates" and "Board Effectiveness, Self-Evaluations and Refreshment" sections of this Proxy Statement.

Corporate Responsibility Committee[3]

Committee Members:	Key Responsibilities:
Jonathan D. Green (Chair) Francine J. Bovich Wellington J. Denahan Katie Beirne Fallon Donnell A. Segalas **Number of Meetings in 2018:** 2	Assists the Board in its oversight of the Company's items of corporate responsibility, including: ■ corporate philanthropy ■ social impact investments ■ sustainability initiatives ■ corporate culture and reputation ■ public policy initiatives

For more information on the formation of the Corporate Responsibility Committee, see the "Corporate Responsibility" section of this Proxy Statement.

Risk Committee

Committee Members:	Key Responsibilities:
John H. Schaefer (Chair) Kevin P. Brady[1] Wellington J. Denahan Jonathan D. Green Thomas Hamilton[4] Michael Haylon **Number of Meetings in 2018:** 4	Assists the Board in its oversight of the Company's: ■ risk governance structure ■ risk management and risk assessment guidelines and policies regarding capital, liquidity and funding risk, investment/market risk, credit risk, counterparty risk, operational risk, compliance, regulatory and legal risk and such other risks as necessary to fulfill the committee's duties and responsibilities ■ risk appetite, including risk appetite levels and capital adequacy and limits ■ practices and policies related to cybersecurity (together with the Audit Committee)

For more information on the Risk Committee's responsibilities and activities, see the "Board Oversight of Risk" section of this Proxy Statement.

Note: For footnoted information, please refer to "NCG Committee, Corporate Responsibility Committee & Risk Committee" in Endnotes section.

DIRECTOR ATTENDANCE

During 2018, the Board held 14 meetings. All Directors attended at least 75% of the aggregate number of meetings of the full Board and the committees on which they served, during the period in which they served, in 2018.

The Company expects each member of the Board to attend the Annual Meeting. All of the Company's then-Directors attended Annaly's 2018 annual meeting of stockholders (the "2018 Annual Meeting"). Dr. Hannan and Mr. Hamilton were elected as Directors effective February 13, 2019 and March 6, 2019, respectively, and therefore did not attend the 2018 Annual Meeting.

COMPENSATION OF DIRECTORS

The Company compensates the Non-Executive Directors. Any Director who is also an employee or owner of the Manager does not receive compensation for serving on the Board. The Compensation Committee is responsible for reviewing, and recommending to the Board, the form and amount of compensation paid to the Non-Executive Directors.

The annual compensation elements paid to the Non-Executive Directors for service on the Board and its standing committees for 2018 are set forth below:

Annual Compensation Element	Amount
Annual Cash Retainer	$100,000
Deferred Stock Unit ("DSU") Grant	$135,000 in DSUs
Lead Independent Director Retainer	$30,000
Committee Member Retainer	$8,000 – all Board Committees
Committee Chair Retainer[1]	$20,000 – Audit Committee
	$10,000 – all other Board Committees

1. Committee Chairs received Committee Chair Retainers in addition to, and not in lieu of, Committee Member Retainers.

Each DSU is equivalent in value to one share of the Company's common stock. DSUs are granted on the date of the annual stockholder meeting and vest immediately. DSUs convert to shares of the Company's common stock one year after the date of grant unless the Director elects to defer the settlement of the DSUs to a later date. DSUs do not have voting rights. DSUs pay dividend equivalents in either cash or additional DSUs at the election of the Director. The Independent Directors are also eligible to receive other stock-based awards under the Company's equity incentive plan.

The Company reimburses the Directors for their reasonable out-of-pocket travel expenses incurred in connection with their attendance at full Board and committee meetings.

Director Stock Ownership Guideline

In 2016, the Board increased the stock ownership guideline for the Independent Directors to provide that each Independent Director should strive to own an amount of the Company's common stock equal to five times the annual cash retainer. Shares counting toward the guideline include shares that are owned outright, DSUs and any other shares held in deferral accounts. To facilitate

> **The stock ownership guideline for Independent Directors is 5x the annual cash retainer**

achievement of the guideline, the Board has adopted and implemented a "retention ratio" that requires Independent Directors to retain and hold 50% of the net profit shares from DSUs until the specified ownership level is achieved. As of December 31, 2018, all of the Independent Directors had met or were on their way to meeting their stock ownership guideline.

Role of the Independent Compensation Consultant

During 2018, the Compensation Committee retained an independent compensation consultant, Frederic W. Cook & Co. ("F. W. Cook"), to assist the Compensation Committee in its review of the compensation provided to the Non-Executive Directors. The Compensation Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards. The Compensation Committee discussed all relevant factors and concluded that no conflict of interest exists that would prevent F. W. Cook from independently representing the Compensation Committee.

Director Compensation

The table below summarizes the compensation paid by the Company to the Non-Executive Directors for the fiscal year ended December 31, 2018.

Name[(1)]	Fees Earned or Paid in Cash ($)	Stock Awards[(2)] ($)	Total ($)
Francine J. Bovich	126,000	135,000	261,000
Kevin P. Brady	144,000	135,000	279,000
Wellington J. Denahan	116,000	135,000	251,000
Katie Beirne Fallon	116,000	135,000	251,000
Jonathan D. Green[(3)]	182,000	135,000	317,000
Michael Haylon[(3)]	124,000	135,000	259,000
E. Wayne Nordberg[(3)]	132,000	135,000	267,000
John H. Schaefer	134,000	135,000	269,000
Donnell A. Segalas[(3)]	142,000	135,000	277,000
Vicki Williams	116,000	135,000	251,000

1. Dr. Hannan and Mr. Hamilton were elected to the Board effective February 13, 2019 and March 6, 2019, respectively, and did not receive any compensation for the fiscal year ended Decembert 31, 2018.
2. The amounts in this column represent the aggregate grant date fair value of the DSU awards, computed in accordance with FASB ASC Topic 718 and based on the closing price of the Company's common stock on the date of grant. DSUs are vested at grant and accrue dividend equivalents as additional DSUs or cash at the election of the Director.
3. The amount in the "Fees Earned or Paid in Cash ($)" column includes fees earned for service on a special committee of the Board established to evaluate changes to the terms of the Management Agreement and related agreements. The fees include a retainer in the amount of $8,000 for each special committee member and an additional retainer in the amount of $10,000 for the special committee chair Mr. J. Green.

The following table sets forth information with respect to the aggregate unexercised option awards at December 31, 2018 of each of the Non-Executive Directors. All such option awards have vested. Options are no longer granted as part of the Company's Non-Executive Director compensation program.

Name[(1)]	Unexercised Option Awards at 12/31/18
Kevin P. Brady	12,500
Jonathan D. Green	50,000
Michael Haylon	50,000
E. Wayne Nordberg	50,000
Donnell A. Segalas	37,500

1. Ms. Bovich, Ms. Denahan, Ms. Fallon, Mr. Schaefer and Ms. Williams did not hold any unexercised option awards at December 31, 2018. Dr. Hannan and Mr. Hamilton were elected to the Board effective February 13, 2019 and March 6, 2019, respectively.

Management

The following table sets forth certain information with respect to the Company's executive officers, all of whom are indirect owners and/or employees of the Manager:

Name	Age	Title
Kevin G. Keyes	51	Chairman, Chief Executive Officer and President
Glenn A. Votek	60	Chief Financial Officer
David L. Finkelstein	46	Chief Investment Officer
Timothy P. Coffey	45	Chief Credit Officer
Anthony C. Green	44	Chief Corporate Officer, Chief Legal Officer and Secretary

Biographical information on Mr. Keyes is provided above under the heading "Election of Directors." Certain biographical information for Messrs. Votek, Finkelstein, Coffey and Green is set forth below.

Glenn A. Votek has served as Chief Financial Officer of Annaly since August 2013. Mr. Votek also served as Chief Financial Officer of Fixed Income Discount Advisory Company, a former wholly-owned subsidiary of the Company, from August 2013 until October 2015 and as Annaly's Chief Administrative Officer from May 2013 until August 2013. Mr. Votek joined Annaly in May 2013 from CIT Group where he was an Executive Vice President and Treasurer since 1999 and President of Consumer Finance since 2012. Prior to that, Mr. Votek worked at AT&T and its finance subsidiary from 1986 until 1999 in various financial management roles. Mr. Votek has a B.S. in Finance and Economics from the University of Arizona/Kean College and a M.B.A. in Finance from Rutgers University.

David L. Finkelstein has served as Chief Investment Officer of Annaly since November 2016. Mr. Finkelstein previously served as Annaly's Chief Investment Officer, Agency and RMBS beginning in February 2015 and as Annaly's Head of Agency Trading beginning in August 2013. Prior to joining Annaly, Mr. Finkelstein served for four years as an Officer in the Markets Group of the Federal Reserve Bank of New York where he was the primary strategist and policy advisor for the MBS purchase program. Mr. Finkelstein has over 20 years of experience in fixed income investment. Prior to the Federal Reserve Bank of New York, Mr. Finkelstein held Agency MBS trading positions at Salomon Smith Barney, Citigroup Inc. and Barclays PLC. Mr. Finkelstein received his B.A. in Business Administration from the University of Washington and his M.B.A. from the University of Chicago, Booth School of Business. Mr. Finkelstein also holds the Chartered Financial Analyst® designation.

Timothy P. Coffey has served as Chief Credit Officer of Annaly since January 2016. Mr. Coffey served as Annaly's Head of Middle Market Lending from 2010 until January 2016. Mr. Coffey has over 20 years of experience in leveraged finance and has held a variety of origination, execution, structuring and distribution positions. Prior to joining Annaly in 2010, Mr. Coffey served as Managing Director and Head of Debt Capital Markets in the Leverage Finance Group at Bank of Ireland. Prior to that, Mr. Coffey held positions at Scotia Capital, the holding company of Saul Steinberg's Reliance Group Holdings, and SC Johnson International. Mr. Coffey received his B.A. in Finance from Marquette University.

Anthony C. Green has served as Chief Corporate Officer of Annaly since January 2019 and Chief Legal Officer and Secretary since March 2017. Mr. Green previously served as Annaly's Deputy General Counsel from 2009 until February 2017. Prior to joining Annaly, Mr. Green was a partner in the Corporate, Securities, Mergers & Acquisitions Group at the law firm K&L Gates LLP. Mr. Green has over 19 years of experience in corporate and securities law. Mr. Green holds a B.A. in Economics and Political Science from the University of Pennsylvania and a J.D. and LL.M. in International and Comparative Law from Cornell Law School.

STOCK PURCHASES BY EXECUTIVE OFFICERS SINCE 2011

Since 2011, the executive officers have purchased approximately 1.5 million shares of the Company's common stock (including open market purchases and dividend reinvestments) with an aggregate purchase price of approximately $16.5 million as set forth in the table below.

Executive Officer	Shares Purchased	Purchase Price[1]	
Kevin G. Keyes	934,779	$ 10,560,000	**No NEO has ever sold shares of the Company's common stock**
Glenn A. Votek	104,846	$ 1,135,000	
David L. Finkelstein	300,000	$ 3,371,000	
Timothy P. Coffey	30,000	$ 304,000	
Anthony C. Green	101,000	$ 1,085,000	
TOTAL	1,470,624	$ 16,455,000	

1. Rounded to the nearest thousand.

Management Structure

OVERVIEW

The Company has been externally-managed by the Manager since 2013. Pursuant to the terms of the Management Agreement, the Company pays the Manager a management fee and the Manager determines the compensation of its employees, including the NEOs other than Mr. Keyes[1]. The Compensation Committee annually reviews the management fee and the performance of the Manager, including the achievements discussed beginning on page 3. The Independent Directors then consider the Compensation Committee's

> **The Management Agreement compares favorably to the management agreements of the Company's externally-managed peers**

recommendations when determining whether to renew or amend the terms of the Management Agreement. Based on the review and factors described in more detail below, including the management fee reduction discussed under "Recent Changes," the Independent Directors believe that the Management Agreement continues to be in the best interests of the Company. For additional information, see "Certain Relationships and Related Party Transactions," "Compensation Paid by the Manager to the Named Executive Officers" and "Compensation Discussion and Analysis."

RECENT CHANGES

From the inception of the Company's management externalization transaction (the "Externalization") in 2013 through March 2019, the Company paid the Manager a flat monthly management fee for its management services equal to $1/12^{th}$ of 1.05% of Stockholders' Equity[2]. In March 2019, the Manager and the Company amended the Management Agreement for the sole purpose of reducing the monthly management fee on Incremental Stockholders' Equity[3]. Pursuant to this amendment, which recognizes the efficiencies that have been gained with scale, the Company pays the Manager a monthly management fee equal to $1/12^{th}$ of the sum of: (i) 1.05% of Base Stockholders' Equity[4], and (ii) 0.75% of Incremental Stockholders' Equity[3]. In addition to the management fee, the Company continues to reimburse the Manager for certain legal, tax, accounting and other support and advisory services provided by employees of the Manager to the Company as permitted pursuant to the terms of the Management Agreement.

MANAGEMENT AGREEMENT TERMS

The Compensation Committee believes that the terms and conditions of the Management Agreement, including the recent reduction to the management fee, compare favorably to the terms and conditions that exist between Annaly's externally-managed mREIT peers and their respective managers. In particular, as illustrated by the table below[5], when compared to the median for the peer comparison, (i) the tiered management fee paid to the Manager is lower as a percentage of stockholders' equity and (ii) the term of the Management Agreement is of a shorter duration.

	Mean	Median	Min	Max	Annaly
Agency Residential REITs					
Base management fee[6]	1.28%	1.28%	1.20%	1.36%	1.05%
Initial term in years	6.0	6.0	2.0	10.0	2.0
Incentive fee	None	None	None	None	None
Commercial REITs					
Base management fee	1.50%	1.50%	1.50%	1.50%	1.05%
Initial term in years	2.8	3.0	2.0	3.0	2.0
Incentive fee[7]	20% above 8% hurdle	20% above 8% hurdle	None	25% above 8% hurdle	None
Non-Agency Residential/Hybrid REITs					
Base management fee	1.49%	1.50%	1.41%	1.50%	1.05%
Initial term in years	4.3	3.0	1.0	15.0	2.0
Incentive fee[8]	N/A	N/A	~15% above ~12% hurdle	35% above 12.5% hurdle	None

Note: For footnoted information, please refer to "Overview, Recent Changes & Management Agreement Terms" in Endnotes section.

STRUCTURE AND AMOUNT OF THE MANAGEMENT FEE

The Compensation Committee annually reviews both the structure of the management fee as well as the amount of such fee to determine whether they incentivize the Manager to work towards the Company's desired goals to the benefit of long-term stockholder interests. The Compensation Committee has determined that the use of a tiered management fee formulated as a percentage of Stockholders' Equity[(1)] represents a responsible and prudent method of compensating the Manager. In particular, in the context of an mREIT that uses leverage as a key component of its business strategy, the Compensation Committee believes that providing for a contractually required payment structured as an "incentive fee" may misalign the goals of the Manager from those of the stockholders.

Moreover, the Compensation Committee believes that a management fee that is based upon Stockholders' Equity (along with the stock ownership guidelines discussed on page 35) aligns the management team to the goals of the Company, and that focusing the management fee on the preservation and growth of the Company's book value incentivizes the Manager to achieve long-term performance that protects Stockholders' Equity because realized losses decrease such equity and, ultimately, the management fee.

Additionally, for the Manager to earn a larger management fee, Stockholders' Equity would need to increase. As a result, the growth of Stockholders' Equity aligns the interests of stockholders and the Manager. Further, this alignment is stronger in the REIT industry than in other businesses. REIT regulations require the Company to pay at least 90% of its earnings to stockholders as dividends. As a result, unlike most companies, Annaly cannot grow its business and book value by reinvesting its earnings. This places a unique market discipline on the Company.

> **The Compensation Committee annually reviews the structure and amount of the management fee to determine whether it appropriately incentivizes the management team**

In March 2019, the Manager and the Company reduced the monthly management fee on Incremental Stockholders' Equity[(2)]. The Compensation Committee believes that the introduction of a tiered management fee structure recognizes and accounts for the efficiencies that can be gained with scale.

The Compensation Committee also believes that the structure of the management fee is more favorable to the Company's stockholders than if the fee was based on total assets under management, which could potentially incentivize an external manager to excessively leverage assets under management in an attempt to increase short-term incentive payouts.

In addition to the management fee, in August 2018, following the unanimous approval of the Independent Directors, the Company began reimbursing the Manager for certain legal, tax, accounting and other support and advisory services provided by employees of the Manager to the Company. These reimbursements (which totaled $9.2 million for 2018) are permitted pursuant to the terms of the Management Agreement provided the related costs are no greater than those that would be payable to comparable third party providers.

Clawback for the Management Fee

Pursuant to the Management Agreement, the Company is entitled to receive reimbursement from the Manager if the Board determines that a computation error (regardless of the reason for or amount of such error) resulted in the overpayment of a management fee to the Manager.

CONTINUED COST SAVINGS RELATED TO THE EXTERNALIZATION

The Compensation Committee believes that the Externalization has materially reduced the Company's compensation-related costs. When comparing the management fees and related expenses the Company paid for the fiscal years ended December 31, 2013[(3)] through December 31, 2018 against the estimated compensation costs (including tax costs) the Company would have paid for the same period if those costs remained what they were in 2012, management estimates that the Externalization has resulted in total compensation savings, including tax savings, (calculated in accordance with GAAP) of approximately $300 million.

> **The Company estimates that the Externalization has resulted in total compensation savings, including tax savings, of approximately $300 million**

Note: For footnoted information, please refer to "Structure and Amount of the Management Fee & Continued Cost Savings Related to the Externalization" in Endnotes section.

ANNUAL REVIEW OF MANAGER PERFORMANCE AND MANAGEMENT FEE CONSIDERATIONS

The Compensation Committee annually reviews the Manager's performance and management fee against both historical results and the Company's mREIT peers based on a number of metrics, including those discussed above in the "Proxy Summary."

The Compensation Committee also reviews the Company's total operating expenses (including the management fee and related expenses), as a percentage of both average assets and average stockholders' equity. The Compensation Committee believes these ratios, which allow comparison of the Manager's performance against the Company's internally- and externally-managed mREIT peers, measure the extent to which the Manager operates in an economically efficient manner.

Operating Expense as a Percentage of Average Assets[1]

	2012	2013	2014	2015	2016	2017	2018	Average
ANNALY	0.19%	0.22%	0.24%	0.25%	0.25%	0.25%	0.26%	**0.24%**
Internally-Managed Peers	0.54%	1.05%	0.87%	0.72%	0.37%	0.44%	0.46%	**0.64%**
Externally-Managed Peers	0.67%	0.63%	0.75%	0.81%	0.74%	0.74%	0.88%	**0.75%**
mREIT Index	0.62%	0.74%	0.77%	0.80%	0.60%	0.62%	0.63%	**0.68%**

Operating Expense as a Percentage of Average Equity[1]

	2012	2013	2014	2015	2016	2017	2018	Average
ANNALY	1.45%	1.66%	1.61%	1.58%	1.65%	1.68%	1.85%	**1.64%**
Internally-Managed Peers	2.71%	3.95%	3.92%	3.68%	2.14%	2.10%	2.36%	**2.98%**
Externally-Managed Peers	2.38%	3.06%	3.55%	3.82%	4.36%	4.00%	4.54%	**3.67%**
mREIT Index	2.33%	3.30%	3.62%	3.80%	3.53%	3.25%	3.29%	**3.25%**

In its review of these operating expense ratios, the Compensation Committee noted that the Company has outperformed both its internally- and externally-managed mREIT peers over the last seven fiscal years. In this regard, the Compensation Committee has viewed the Company's performance as an indicator that, among other things, the Manager has managed the Company in a comparatively efficient manner with appropriately scaled operating costs (including the management fee).

Note: For footnoted information, please refer to "Annual Review of Manager Performance and Management Fee Considerations" in Endnotes section.

Compensation Paid by the Manager to the Named Executive Officers

NAMED EXECUTIVE OFFICERS

The NEOs for 2018 are:

Name	Title
Kevin G. Keyes	Chairman, Chief Executive Officer and President
Glenn A. Votek	Chief Financial Officer
David L. Finkelstein	Chief Investment Officer
Timothy P. Coffey	Chief Credit Officer
Anthony C. Green	Chief Corporate Officer, Chief Legal Officer and Secretary

INTRODUCTION

As discussed above in "Management Structure," the Company is externally managed by the Manager and pays the Manager a management fee, the purpose of which is not to provide compensation to the NEOs, but rather to compensate the Manager for the services it provides for the day-to-day management of the Company. The proceeds of the management fee are used by the Manager in part to pay compensation to the NEOs other than Mr. Keyes (who does not receive any compensation for serving as the Company's Chairman, CEO and President, but has an interest in the management fee as an indirect equityholder of the Manager). As an externally-managed issuer, the Company does not determine the compensation payable by the Manager to the NEOs, does not allocate any specific portion of the management fee it pays to the compensation of the NEOs, and does not reimburse the Manager for the cost of such compensation. Aside from a severance agreement directly between the Company and Mr. Keyes and the ability of the Compensation Committee to grant plan-based equity awards to the NEOs (which it has not exercised since the Externalization), the Manager makes all decisions relating to compensation it pays to the NEOs based on the factors, including individual and Company performance, it determines to be appropriate and subject to any employment agreements entered into between the Manager and individual NEOs.

THE MANAGER'S EXECUTIVE COMPENSATION PROGRAM

In order to enable the Company's stockholders to make an informed Say-on-Pay vote, the Manager has provided the following information about the compensation it paid to the NEOs for 2018:

- The portion of the management fee that is allocated to NEO compensation paid by the Manager;
- Of this compensation, the breakdown of fixed vs. variable/incentive pay; and
- The metrics the Manager uses to measure performance to determine the NEOs' variable/incentive pay.

Summary of 2018 NEO Compensation

- With the exception of Mr. Keyes[1], each of the other NEOs received a base salary and a performance-based incentive bonus for 2018.
- With respect to 2018[2], the NEOs as a group received aggregate salaries of $3.0 million and aggregate performance-based incentive bonuses of $28.7 million from the Manager. These amounts collectively represent 16.8% of the aggregate management fees and reimbursements the Company paid to the Manager for 2018. On an aggregated basis, the NEOs received 9.5% of their total compensation in the form of base salaries and the remaining 90.5% in the form of performance-based incentive bonuses.
- In determining the cash bonuses it paid to the NEOs for 2018, the Manager considered achievement of both rigorous Company performance metrics[3], including core return on equity, core return on assets and operating expenses as a percentage of average equity and as a percentage of average assets, along with group and individual performance objectives.
- The Manager considered a list of specified peer companies (set forth below under "Company Market Data"), together with advice from the Manager's compensation consultants and counsel, to develop appropriate compensation packages for the NEOs.

Note: For footnoted information, please refer to "Summary of 2018 NEO Compensation" in Endnotes section.

NEO Compensation Philosophy and Process

The key principle of the Manager's compensation philosophy for all employees, including the NEOs, is to pay for performance. The Manager maintains a rigorous and thorough talent and compensation review process to ensure that its employees are in appropriate roles that maximize their full potential. This process also ensures that there is strong leadership guiding employees and that there is a succession and development plan for each role. The Manager's goal is to make employee and leadership development an integral part of its culture, supporting each employee and the continued success of the Company.

> **The key principle of the Manager's Compensation philosophy to pay for performance**

The Manager's NEO compensation planning process incorporates key areas of evaluation including:

- external market data
- internal benchmarking
- quantitative and qualitative assessments of Company, group and individual performance

Individuals are evaluated assesses based on mid-year and year-end manager reviews and the utilization of a 9-box talent review model, which assesses individual performance and potential. In establishing and reviewing individual NEO compensation packages, the Manager also considers the nature and scope of each NEO's role and responsibilities, retention considerations and feedback from stakeholders. The Company utilizes a third party compensation consultant to advise on external benchmarking and other compensation practices (as further described below under "Role of the Manager's Compensation Consultant" and "Company Market Data").

NEO Compensation Practices

The Manager's pay-for-performance philosophy is reflected in the Manager's compensation practices:

What the Manager Does

- Majority of compensation is "at risk" – variable performance-based compensation comprises 90.5% of the NEOs' total compensation
- Multiple performance metrics – diversified mix of rigorous Company performance metrics, including core return on equity, core return on assets and operating expenses as a percentage of average equity and as a percentage of average assets, along with group and individual performance objectives
- Annual assessment of NEO compensation practices against peer companies and best practices
- External legal review
- Third-party compensation consultant
- Regular stockholder feedback through robust outreach program

What the Manager Does Not Do

- No guaranteed salary increases
- No targeting of specific percentiles versus peers in setting compensation levels
- No incentive or additional performance awards for growing assets under management or for exceeding return benchmarks
- No excessive perquisites
- No tax gross-ups

Components of the NEOs' Compensation

The Manager's executive compensation program includes both a base salary and a performance-based incentive bonus. Although the Compensation Committee has discretion to grant equity awards of Company common stock to the NEOs (which it has not exercised since the Externalization), the management fee the Company pays to the Manager is paid entirely in cash and therefore the Manager has no independent ability to provide awards of Company stock as part of the NEOs' compensation. To address this limitation in the Manager's executive compensation program, the Manager has structured the NEOs' performance-based incentive bonuses with a mix of both rigorous Company performance metrics and group and individual performance objectives, which aligns the interests of the NEOs with the interests of the Company's stockholders. This alignment is strengthened by the Company's stock ownership guidelines, pursuant to which the NEOs purchase shares of the Company's common stock in the open market (as further described under "Stock Ownership Guidelines/Commitments").

The table below describes the objectives supported by each of the Manager's primary compensation elements, along with an overview of the key design features of each element.

Compensation Element	What It Does	Key Measures
Base Salary	▪ Provides a level of fixed pay appropriate to an executive's role and responsibilities ▪ Evaluated on an annual basis; may be adjusted up or down	▪ Experience, duties and scope of responsibility ▪ Internal and external market factors
Performance-Based Incentive Bonus	▪ Provides a competitive annual cash incentive opportunity ▪ Links executives' interests with stockholders' interests ▪ Incentivizes and rewards superior group individual and Company performance	▪ Based on achievement of both rigorous Company performance metrics (including core return on equity, core return on assets and operating expenses as percentage of average equity and as a percentage of average assets), together with group and individual performance objectives

NEO Pay Mix

The Manager's executive compensation program is designed so that the majority of compensation is performance-based and "at-risk" to promote alignment of the NEOs' interests with those of stockholders. In determining payout of the NEOs' performance-based incentive bonuses (which represents the variable portion of their compensation packages), the Manager considered achievement of both rigorous performance metrics, including core return on equity, core return on assets and operating expenses as a percentage of average equity and as a percentage of average assets, along with group and individual performance objectives. During 2018, Messrs. Votek, Finkelstein, Coffey, and Green received aggregate performance-based incentive bonuses of $28.7 million from the Manager.

The base salaries for the NEOs (which represent the fixed portion of their compensation packages) are reviewed annually and may be increased or decreased as the Manager deems appropriate. During 2018, Messrs. Votek, Finkelstein, Coffey, and Green received aggregate salaries of $3.0 million from the Manager. On an aggregated basis, Messrs. Votek, Finkelstein, Coffey and Green received 9.5% of their total compensation in the form of base salaries and the remaining 90.5% in the form of performance-based incentive bonuses.

2018 NEO Fixed vs. Variable Pay Mix



9.5% Base Salaries

90.5% Performance-Based Cash Incentive Bonuses

Role of the Manager's Compensation Consultant

During 2018, the Manager retained a third-party compensation consultant for advice and perspectives regarding market trends that may impact decisions about the Manager's executive compensation program and practices.

Company Market Data

The Manager considers compensation data and practices of a group of peer companies (the "Peer Group"), as well as current market trends and practices generally, in developing appropriate compensation packages for the NEOs.

In determining the Peer Group, the Manager considers both industry- and company-specific dynamics to identify the peers with which the Company competes for assets, stockholders and talent. As a result, the Manager focuses on peers within the mREIT industry, as well as asset management companies that manage mREITs, along with other asset managers and financial companies within relevant market capitalization and/or revenue bands. The Manager annually reviews the Peer Group and may update its composition to better reflect the Company's competitive landscape or, if necessary, to account for corporate changes, including acquisitions and dispositions.

> **The Manager considers both industry- and company-specific dynamics to identify the peers with which the Company competes for assets, stockholders and talent**

COMPENSATION PEER GROUP

Affiliated Managers Group, Inc.	Eaton Vance Corp.	Northern Trust Corporation
AGNC Investment Corp.	Franklin Resources, Inc.	Raymond James Financial, Inc.
Apollo Global Management, LLC	Invesco Ltd.	Starwood Property Trust, Inc.
Ameriprise Financial, Inc.	Jefferies Financial Group Inc.	T. Rowe Price Group, Inc.
Ares Capital Corporation	KKR & Co. L.P.	The Blackstone Group L.P.
Ares Management Corp.	Lazard Ltd	The Carlyle Group L.P.
ARMOUR Residential REIT, Inc.	Legg Mason, Inc.	Waddell & Reed Financial, Inc.
E*TRADE Financial Corporation	New Residential Investment Corp.	

Executive Compensation

PROPOSAL 02

Advisory Approval of Executive Compensation

The Board is committed to corporate governance best practices and recognizes the significant interest of stockholders in executive compensation matters. The Company is providing this non-binding advisory vote pursuant to Section 14A of the Exchange Act.

As described in detail under the headings "Management Structure" and "Compensation Paid by the Manager to the Named Executive Officers" above and "Compensation Discussion and Analysis" below, the Company is externally-managed by the Manager pursuant to the Management Agreement between the Manager and the Company. The Manager is responsible for paying all compensation amounts to the NEOs. The Company pays the Manager a management fee, and the Manager uses a portion of the proceeds from the management fee to pay compensation to the NEOs other than Mr. Keyes (who does not receive any compensation for serving as the Company's Chairman, CEO and President, but has an interest in the management fee as an indirect equityholder of the Manager). However, the Company does not determine the compensation that the Manager pays to the NEOs, the Company does not allocate any specific portion of the management fee that the Company pays to the compensation of the NEOs, and the Company does not reimburse the Manager for the cost of such compensation. The Manager makes all decisions relating to the compensation of the NEOs based on the factors the Manager determines to be appropriate, including both individual and Company performance, and subject to the terms of any employment agreement entered into between the Manager and an individual NEO.

The Company is not party to any employment agreements entered into between the Manager and individual NEOs. However, the Company is party to a Severance and Noncompetition Agreement (the "CEO Severance Agreement") with Mr. Keyes, which provides for cash severance to be paid by the Company to Mr. Keyes in certain termination events. For more information, see "CEO Severance Agreement" and "Potential Payments upon Termination or Change in Control" below.

The NEOs are eligible to receive equity awards pursuant to the Company's equity incentive plan, which is administered by the Compensation Committee. No equity awards were made to any of the NEOs in 2018. In 2018, the Company did not pay any compensation to the NEOs.

The Board unanimously recommends that the stockholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED."

While this vote is advisory and non-binding, the Board and Compensation Committee value the views of the Company's stockholders and will consider the voting results when making compensation decisions regarding the CEO Severance Agreement and the Company's equity incentive plans.

 The Board unanimously recommends a vote **FOR** the Approval of this Resolution.

COMPENSATION DISCUSSION AND ANALYSIS

As discussed above, the Manager pays all of the compensation, including benefits, to the NEOs. As a private company not subject to the disclosure requirements of the SEC, the Manager has sole discretion to determine the compensation it pays to its employees, including the NEOs. The Manager makes all compensation determinations for the NEOs without any direction by the Board and without reference to any specific policies or programs under the oversight of the Board or the Compensation Committee. The Manager compensates the NEOs for a variety of services performed for the benefit of the Manager. Thus, the compensation paid by the Manager to its employees who are serving as the Company's NEOs is not considered to be part of the Company's executive compensation program.

Pursuant to the terms of the Management Agreement, the Company pays the Manager a monthly management fee for its management services equal to 1/12th of the sum of: (i) 1.05% of Base Stockholders' Equity[(1)], and (ii) 0.75% of Incremental Stockholders' Equity[(2)]. In addition to the management fee, the Company reimburses the Manager for the cost of certain legal, tax, accounting and other support and advisory services provided by employees of the Manager to the Company. During the year ended December 31, 2018, the Company incurred $179.8 million in management fees and $9.2 million in permitted reimbursement payments under the Management Agreement. None of the reimbursement payments were attributable to compensation of the Company's NEOs. The proceeds of the management fee are used in part to pay compensation to the NEOs other than Mr. Keyes (who does not receive any compensation for serving as the Company's Chairman, CEO and President, but has an interest in the management fee as an indirect equityholder of the Manager). The Company does not determine the compensation that the Manager pays to the NEOs, the Company does not allocate any specific portion of the management fee that the Company pays to the compensation of the NEOs, and the Company does not reimburse the Manager for the cost of such compensation.

Accordingly, the Company did not pay any cash compensation to the NEOs, nor did the Company grant them any plan-based awards, for 2018. The Company does not provide the NEOs with pension benefits, perquisites or other personal benefits. As a result, no compensation is includable in the Summary Compensation Table.

The Company is not party to any employment agreements entered into between the Manager and individual NEOs. However, the Company is party to the CEO Severance Agreement with Mr. Keyes, which provides for cash severance to be paid by the Company to Mr. Keyes in certain termination events. For more information, see "CEO Severance Agreement" and "Potential Payments upon Termination or Change in Control" below. No "single-trigger" severance amounts are payable to Mr. Keyes solely upon a change in control of the Company.

The Company believes that providing appropriate severance benefits to Mr. Keyes upon certain termination events helps the Company retain Mr. Keyes' services as its CEO. The CEO Severance Agreement also allows the Company to protect its interests through noncompetition provisions that continue to apply following Mr. Keyes' termination as CEO of the Company. In connection with its review and recommendation of the CEO Severance Agreement, a special committee of the Board comprised of four independent Directors considered the executive compensation arrangements of its compensation peer group.

Consideration of "Say-on-Pay" Voting Results

At the Company's 2018 Annual Meeting, over 94% of the votes cast supported the Company's Say-on-Pay vote. Upon consideration of the high percentage of votes cast in support of the Say-on-Pay vote, along with additional feedback from engagement with stockholders, the Compensation Committee determined it was appropriate to continue providing detailed quantitative information about the Manager's executive compensation program in the Company's proxy materials. For additional details, please see "Compensation Paid by the Manager to the Named Executive Officers" above.

The Company and the Board will continue to consider the outcome of future Say-on-Pay votes, as well as stockholder feedback received throughout the year, and invite stockholders to express their views to the Independent Directors as described under "Communications with the Board."

> **Over 94% of votes cast supported the Company's most recent Say-on-Pay vote**

Note: For footnoted information, please refer to "Compensation Discussion and Analysis" in Endnotes section.

EXECUTIVE COMPENSATION POLICIES

Stock Ownership Guidelines/Commitments

Position	Number of Individuals	Annaly Stock Ownership Guideline/Commitment	Timeframe to Meet Guideline/Commitment
Chief Executive Officer[1]	1	$15,000,000	July 2020
Other Operating Committee Members[2]	11	30% of Annual Total Compensation	5 years
Managing Directors	26	20% of Annual Total Compensation	5 years
Director-Level Employees	32	10% of Annual Total Compensation	5 years
Total	**70**		

The stock ownership guidelines outlined above apply to more than 40% of the Manager's employees. As of December 31, 2018, over 50% of the Manager's employees had purchased stock in the open market, which includes senior employees subject to the Company's stock ownership guidelines as well as junior team members.

Stock Holding Period

The Manager's employees (including the NEOs) are required to hold for a period of four years the net after-tax shares of Company stock they receive through stock option exercises or vesting of equity incentive awards.

Prohibition on Hedging Company Securities

The Company has a policy prohibiting the Manager's employees (including the NEOs), employees of the Company and its subsidiaries, and members of the Board from engaging in any hedging transactions with respect to Company securities held by them. Such prohibited transactions include the purchase of any financial instrument (including forward contracts and zero cost collars) designed to hedge or offset any decrease in the market value of Company securities.

Prohibition on Pledging Company Securities

The Company has a policy prohibiting the Manager's employees (including the NEOs), employees of the Company and its subsidiaries, and members of the Board from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Risks Related to Compensation Policies and Practices

As discussed above in "Management Structure," the Compensation Committee is not entitled to approve compensation decisions made by the Manager and the Manager does not consult with the Compensation Committee prior to making any such decisions. Therefore, the Compensation Committee has no compensation policies or practices applicable to, or decision-making role regarding, the manner in which the Manager uses the management fee to compensate the NEOs. However, in connection with the Compensation Committee's administration of the Company's equity incentive plan and oversight of the CEO Severance Agreement, the Compensation Committee conducts an annual risk assessment of the Company's applicable compensation policies and practices. In 2018, the Compensation Committee determined that these compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Donnell A. Segalas (Chair)   **Jonathan D. Green**   **E. Wayne Nordberg**   **John H. Schaefer**   **Vicki Williams**

Note: For footnoted information, please refer to "Stock Ownership Guidelines/Commitments" in Endnotes section.

EXECUTIVE COMPENSATION TABLES AND RELATED NARRATIVE

Summary Compensation Table

The Company did not pay any compensation to the NEOs, and did not reimburse the Manager for any compensation paid to the NEOs, with respect to the years ended December 31, 2018, December 31, 2017 or December 31, 2016.

Grants of Plan-Based Awards

The Company did not grant the NEOs any plan based awards in 2018.

> **The Company did not pay any cash or equity compensation to the NEOs for 2018. The Company does not provide them with pension benefits, perquisites or other personal benefits.**

Outstanding Equity Awards at Fiscal Year-End

None of the NEOs had outstanding equity awards at December 31, 2018.

Options Exercised and Stock Vested

No options were exercised by and no stock vested for the NEOs during 2018.

Pension Benefits and Nonqualified Deferred Compensation

The Company does not provide the NEOs with any benefits pursuant to defined benefit plans and nonqualified deferred compensation plans.

CEO Severance Agreement

On August 1, 2018, the Company and Mr. Keyes entered into the CEO Severance Agreement. The term of the CEO Severance Agreement continues through July 31, 2020, and will automatically renew for successive one-year terms unless either party gives written notice (a "Notice of Non-Renewal") to the other of its intention not to renew at least 180 days prior to the expiration of the then-current term.

Upon (i) the removal of Mr. Keyes as the Company's Chief Executive Officer without "cause" (as defined in the CEO Severance Agreement), (ii) the resignation of Mr. Keyes with "good reason" (as defined in the CEO Severance Agreement) or (iii) the expiration of the then-current term following a Notice of Non-Renewal provided by the Company (each, a "Severance Event"), the Company shall pay Mr. Keyes a cash payment equal to $30 million (the "Severance Payment"). The Severance Payment shall be payable in 12 equal monthly installments after Mr. Keyes' separation from service upon or following a Severance Event (the "Severance Period"); provided that if such separation from service occurs within two years immediately following a "change of control" (as defined in the CEO Severance Agreement), the Severance Payment shall be made in a single lump sum. The payment of the Severance Payment shall be subject to the execution of a waiver and release of claims against the Company and its subsidiaries and affiliates and on Mr. Keyes' continued compliance with applicable noncompetition provisions. For additional information about the CEO Severance Agreement, see "Compensation Discussion and Analysis."

Potential Payments upon Termination or Change in Control

The following table sets forth quantitative information with respect to potential payments to Mr. Keyes or his beneficiaries upon various termination events described above, assuming termination on December 31, 2018. Other than Mr. Keyes, the Company has no responsibility to provide any payments or benefits to any NEO in connection with a termination of service or change in control.

	Type of Termination[1]		
Executive	By Company without Cause	By Executive with Good Reason	Company Non-Renewal of Severance Agreement
Kevin G. Keyes	$30,000,000	$30,000,000	$30,000,000

1. Payments are subject to the execution of a waiver and release of claims and compliance with applicable noncompetition provisions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised solely of the following Independent Directors: Messrs. Segalas (Chair), Green, Nordberg and Schaefer and Ms. Williams. None of them is serving or has served as an officer or employee of the Company or any affiliate or has any other business relationship or affiliation with the Company, except service as a Director. During 2018, none of the Company's executive officers served on the compensation committee (or other committee serving an equivalent function) or another entity whose executive officers served on the Compensation Committee or Board.

CEO PAY RATIO

The Manager is responsible for managing the Company's affairs pursuant to the Management Agreement and, as of December 31, 2018, directly employed 95% of the individuals who provide services to the Company. The remaining employees are employed by subsidiaries of the Company for regulatory or corporate efficiency reasons. At December 31, 2018, the Company's measurement date for identifying the median employee, the Company's subsidiaries had eight full-time employees (and no part-time employees). The Company chose total compensation in accordance with the requirements of the Summary Compensation Table as its consistently applied compensation measure to identify the median employee. The Company's median employee compensation as calculated using the Summary Compensation Table requirements was $265,000 in 2018. The Company does not provide any compensation to the CEO. As a result, the CEO to median employee pay ratio required to be disclosed under Item 402(u) of Regulation S-K is not applicable.

This information is being provided for compliance purposes. Neither the Compensation Committee nor the Manager used the pay ratio measure in making any compensation decisions.

PROPOSAL

03

Approval of an Amendment to the Company's Charter to Increase the Number of Authorized Shares of Capital Stock to 3,000,000,000 Shares

As of March 25, 2019, we had 1,442,971,679 shares of common stock, 7,000,000 shares of 7.625% Series C Cumulative Redeemable Preferred Stock, 18,400,000 shares of 7.50% Series D Cumulative Redeemable Preferred Stock, 28,800,000 shares of 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, 17,000,000 shares of 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, and 2,200,000 shares of 8.125% Series H Cumulative Redeemable Preferred Stock, issued and outstanding.

Our charter currently allows us to issue up to a combined total of 2,000,000,000 shares of capital stock, par value $0.01 per share. The proposed amendment of our charter raises the total number of authorized shares of capital stock we are permitted to issue from 2,000,000,000 shares to 3,000,000,000 shares. Although our charter permits our Board to classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock, we commit to allocating all 1,000,000,000 shares as common stock, and will not reallocate any such shares as preferred stock.

The proposed amendment to our charter deletes the current ARTICLE VI(A) of our charter and replaces it with the following:

"ARTICLE VI

A. The total number of shares of stock of all classes which the Corporation has authority to issue is three billion (3,000,000,000) shares of capital stock, par value one cent ($0.01) per share, amounting in the aggregate par value to thirty million dollars ($30,000,000). Of these shares of capital stock, 2,924,050,000 shares are classified as "Common Stock," 7,000,000 shares are classified as "7.625% Series C Cumulative Redeemable Preferred Stock," 18,400,000 shares are classified as "7.50% Series D Cumulative Redeemable Preferred Stock," 28,800,000 shares are classified as "6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock," 19,550,000 shares are classified as "6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock," and 2,200,000 shares are classified as "8.125% Series H Cumulative Redeemable Preferred Stock." Our Board may classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock."

 The Board declared advisable, and unanimously recommends a vote **FOR** the approval of an amendment to our charter to increase the number of authorized shares to 3,000,000,000 shares.

PURPOSE AND BACKGROUND

To retain the ability to issue additional shares of capital stock, we seek to increase the number of shares we are currently authorized to issue for general corporate purposes from 2,000,000,000 shares to 3,000,000,000 shares. As of March 25, 2019, the Company had 1,516,371,679 shares of capital stock issued and outstanding, leaving 483,628,321 shares of capital stock available for future issuances, of which approximately 389,022,880 shares are reserved for future issuance, including shares reserved for future issuance under our Dividend Reinvestment and Share Purchase Plan and upon a conversion of our preferred stock pursuant to the terms thereof. The Board believes that the availability of additional shares is essential for the Company to successfully pursue its business objectives. Approval of an amendment to the Company's charter increasing the authorized number of shares will provide the Company with valuable flexibility to take advantage of opportunities to raise additional capital for general corporate purposes, investment activity, mergers and acquisitions, and/or stock dividends or splits. Although the Company's charter permits the Board to classify and reclassify any unissued shares of capital stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock, the Company commits to allocating all 1,000,000,000 shares as common stock, and will not reallocate any such shares as preferred stock. The Company currently does not have any acquisitions or other major transactions planned that would require an increase to the Company's authorized share capital, and the Board is not proposing the increase with the intent of using the newly-authorized shares as an anti-takeover device.

POTENTIAL EFFECT

Future issuances of common stock or securities convertible into common stock could have a dilutive effect on the earnings per share, book value per share, voting power and percentage interest of holdings of current stockholders. In addition, the availability of additional shares of common stock for issuance could, under certain circumstances, discourage or make more difficult efforts to obtain control of the Company, although that is not the intention of this proposal.

VOTE REQUIRED

The approval of the proposed amendment to the Company's charter requires the affirmative vote of the holders of a majority of the total number of issued and outstanding shares of our common stock entitled to vote. Abstentions will have the same effect as votes against this proposal. This proposal is considered a "routine" matter that brokers may vote on without instruction from beneficial owners. As a result, a broker non-vote cannot occur with respect to this proposal. For more information on the voting requirements, see the "Questions and Answers about the Annual Meeting" section in this Proxy Statement.

CONCLUSION

The Board considers this amendment to the Company's charter advisable to provide flexibility for future capital needs, including general corporate purposes, investment activity, mergers and acquisitions, and/or stock dividends or splits. Approval of this amendment by the stockholders at the Annual Meeting may avoid the expensive procedure of calling and holding a special meeting of stockholders for such a purpose at a later date.

Audit Committee Matters

PROPOSAL 04 Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the Company's independent registered public accounting firm.

The Audit Committee has appointed Ernst & Young LLP ("Ernst & Young" or "EY") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2019, and stockholders are being asked to ratify this appointment at the Annual Meeting as a matter of good corporate governance. Ernst & Young has served as Annaly's independent registered public accounting firm since 2012. In appointing Ernst & Young, the Audit Committee considered a number of factors, including Ernst & Young's independence, objectivity, level of service, industry knowledge, technical expertise, and tenure as the independent auditor. The Company expects that representatives of Ernst & Young will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. If the appointment of Ernst & Young is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent auditor at any time during the year if the Audit Committee determines that such a change would be in the stockholders best interest.

✔ The Board unanimously recommends a vote **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the year ending December 31, 2019.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter which it reviews annually, and a brief description of the Audit Committee's primary responsibilities is included under the heading "Board Committees – Audit Committee" in this Proxy Statement. Under the Audit Committee's charter, management is responsible for the preparation of the Company's financial statements and the independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with U.S.

> **The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent auditors**

generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

The Audit Committee has reviewed and discussed Annaly's audited financial statements with management and with Ernst & Young, the Company's independent auditor for 2018.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by applicable standards adopted by the Public Company Accounting Oversight Board, including matters concerning Ernst & Young's independence. Ernst & Young has also provided to the Audit Committee the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the Audit Committee concerning independence. The Audit Committee also discussed with Ernst & Young their independence from the Company and management, and considered whether non-audit services provided by Ernst & Young to the Company are compatible with maintaining Ernst & Young's independence.

In reliance on these reviews and discussions, and the report of the independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC.

Kevin P. Brady (Chair)   **Michael Haylon**   **E. Wayne Nordberg**   **John H. Schaefer**   **Vicki Williams**

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The aggregate fees billed for 2018 and 2017 by EY for each of the following categories of services are set forth below:

Service Category	2018	2017
Audit[1]	$ 2,708,050	$ 2,569,311
Audit-Related[2]	62,000	61,000
Tax[3]	509,800	316,700
All Other[4]	134,000	–
Total	**$3,413,850**	**$2,947,011**

1. Audit fees primarily relate to integrated audits of the Company's annual consolidated financial statements and internal control over financial reporting under Sarbanes-Oxley Section 404, reviews of the Company's quarterly consolidated financial statements, audits of the Company's subsidiaries' financial statements and comfort letters and consents related to SEC registration statements.
2. Audit-Related fees are primarily for assurance and related services that are traditionally performed by the independent registered public accounting firm and include due diligence and accounting consultations.
3. Tax fees are primarily for preparation of tax returns and compliance services and tax consultations.
4. All Other fees are for those services not described in one of the other categories.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by the independent registered public accounting firm. The Audit Committee retained EY to provide certain non-audit services in 2018, all of which were pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approved the use of EY for the following categories of non-audit services:

▪ accounting consultations on matters addressed during the audit or interim reviews
▪ agreed upon procedures in connection with financing arrangements of certain Company subsidiaries
▪ tax compliance and consultations

The Audit Committee determined that the provision by EY of these non-audit services is compatible with EY maintaining its independence.

In addition to the non-audit services described above, the Audit Committee also pre-approved certain audit services, including comfort letters and consents related to SEC registration statements and review of SEC comment letters.

> **The Audit Committee requires the lead audit partner to be rotated every five years and is involved in selecting each new lead audit partner**

The Company understands the need for EY to maintain objectivity and independence as the auditor of its financial statements and internal control over financial reporting. In accordance with SEC rules, the Audit Committee requires the lead EY partner assigned to Annaly's audit to be rotated at least every five years, and the Audit Committee and its chair is involved in selecting each new lead audit partner. The Audit Committee approved the hiring of EY to provide all of the services detailed above prior to such independent registered public accounting firm's engagement. None of the services related to the Audit-Related Fees described above was approved by the Audit Committee pursuant to a waiver of pre-approval provisions set forth in applicable rules of the SEC.

Stock Ownership Information

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 25, 2019 relating to the beneficial ownership, as defined in SEC rules, of the Company's common stock by (i) each NEO, (ii) each Director and nominee for Director, (iii) all executive officers and Directors as a group, and (iv) all persons that the Company knows beneficially own more than 5% of its outstanding common stock. Under SEC rules, a person is deemed to be a "beneficial owner" or a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.

Knowledge of the beneficial ownership of the Company's common stock as shown below is drawn from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[3]
Kevin G. Keyes	984,779	*
Glenn A. Votek	104,846	*
David L. Finkelstein	300,000	*
Timothy P. Coffey	38,000	*
Anthony C. Green	101,000	*
Francine J. Bovich	98,240	*
Kevin P. Brady[4]	252,502	*
Wellington J. Denahan	1,811,272	*
Katie Beirne Fallon	12,858	*
Jonathan D. Green	198,379	*
Thomas Hamilton[5],[6]	250,000	*
Kathy Hopinkah Hannan[6]	-	*
Michael Haylon	152,629	*
E. Wayne Nordberg[7]	214,879	*
John H. Schaefer	126,474	*
Donnell A. Segalas[8]	241,052	*
Vicki Williams	12,858	*
All executive officers and Directors as a group (17 people)	4,899,768	*
BlackRock, Inc.[9]	120,128,838	9.1%
The Vanguard Group, Inc.[10]	119,048,402	9.1%

---

* Represents beneficial ownership of less than one percent of the common stock.

1. The business address of each Director and NEO is c/o Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036. To the best of the Company's knowledge, each stockholder listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder.

2. For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person, or such group of persons, has the right to acquire within 60 days of the date of determination. The Company has also included shares of common stock underlying vested options. The shares of common stock underlying vested options included in the above table are as follows: Kevin P. Brady 12,500 shares; Jonathan D. Green 50,000 shares; Michael Haylon 50,000 shares; E. Wayne Nordberg 50,000 shares; and Donnell A. Segalas 37,500 shares. The DSUs included in the above table are as follows: Francine J. Bovich 84,740 DSUs; Kevin P. Brady 94,102 DSUs; Wellington J. Denahan 12,858 DSUs; Katie Beirne Fallon 12,858 DSUs; Jonathan D. Green 102,629 DSUs; Michael Haylon 102,629 DSUs; E. Wayne Nordberg 102,629 DSUs; John H. Schaefer 48,980 DSUs; Donnell A. Segalas 94,102 DSUs; and Vicki Williams 12,858 DSUs.

3. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or group of persons has the right to acquire within 60 days, including vested options and DSUs, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such person or group of persons, but are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by any other person or group of persons.

4. Includes: (i) 48,750 shares owned by the Kevin P. Brady Family Trust, (ii) 42,500 shares owned by Mr. Brady's wife, and (iii) 1,500 shares owned by Mr. Brady's daughters. Mr. Brady disclaims beneficial ownership of these 92,750 shares.

5. Includes: (i) 100,000 shares owned by Cure FA Foundation, Inc., and (ii) 50,000 shares owned by the 2012 Hamilton Family Trust.

6. Dr. Hannan and Mr. Hamilton were appointed to the Board effective February 13, 2019 and March 6, 2019, respectively.

7. Includes: (i) 10,000 shares owned by Olivia Nordberg Trust and (ii) 9,000 shares owned by Mr. Nordberg's spouse.

8. Includes: (i) 3,000 shares owned by the Hercules Segalas Irrevocable Trust, (ii) 900 shares owned by Mr. Segalas' daughters, and (iii) 2,100 shares owned by the Katherine Lacy Segalas Devlin Irrevocable Trust. Mr. Segalas disclaims beneficial ownership of these 6,000 shares.

9. BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, as a parent holding company or control person of certain named funds ("BlackRock"), filed a Schedule 13G/A on February 4, 2019 reporting, as of December 31, 2018, beneficially owning 120,128,838 shares of common stock with the sole power to vote or to direct the vote of 110,212,604 shares of common stock and the sole power to dispose or to direct the disposition of 120,128,838 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by Blackrock.

10. The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, as a parent holding company or control person of certain named funds ("Vanguard"), filed a Schedule 13G/A on February 11, 2019 reporting, as of December 31, 2018, beneficially owning 119,048,402 shares of common stock with the sole power to vote or to direct the vote of 893,469 shares of common stock, the shared power to vote or to direct the vote of 665,240 shares of common stock, the sole power to dispose or to direct the disposition of 117,558,870 shares of common stock and the shared power to dispose or to direct the disposition of 1,489,532 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by Vanguard.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company believes that based solely on its review of the reports filed during the fiscal year ended December 31, 2018, and on the written representations of those filing reports, all Section 16(a) forms required to be filed by Annaly's executive officers, directors and beneficial owners of more than ten percent of its common stock were filed on a timely basis and in compliance with Section 16(a) of the Exchange Act, with the exception of one transaction reported on a Form 5 filed on January 19, 2019, on behalf of David Finkelstein, which was filed late due to an administrative error.

Other Information

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at www.sec.gov.

Annaly's website is www.annaly.com. The Company makes available on this website under "Investors - SEC Filings," free of charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as proxy statement and other information filed with or furnished to the SEC as soon as reasonably practicable after such materials are electronically submitted to the SEC.

Additionally, on written request, the Company will provide without charge to each record or beneficial holder of the Company's common stock as of the close of business on March 25, 2019 (the "Record Date") a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC. You should address your request to Investor Relations, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036 or email your request to investor@annaly.com.

STOCKHOLDER PROPOSALS

Any stockholder intending to propose a matter for consideration at the Company's 2020 Annual Meeting and have the proposal included in the proxy statement and form of proxy for such meeting must, in addition to complying with the applicable laws and regulations governing submissions of such proposals (Rule 14a-8 of the Exchange Act), submit the proposal in writing no later than December 11, 2019, in order to be timely.

Pursuant to the Company's current Amended and Restated Bylaws ("Bylaws"), any stockholder intending to nominate a Director or present a proposal at an annual meeting of stockholders that is not intended to be included in the Proxy Statement for such annual meeting must provide written notification not later than 5:00 p.m. Eastern Time on the date that is 120 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting nor earlier than 150 days prior to the first anniversary of the date of the Proxy Statement for the preceding year's annual meeting. Accordingly, any stockholder who intends to submit such a nomination or such a proposal at the 2020 Annual Meeting must provide written notification of such proposal by December 11, 2019, but in no event earlier than November 11, 2019.

Any such nomination or proposal should be sent to Anthony C. Green, the Chief Corporate Officer, Chief Legal Officer and Secretary, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036 and, to the extent applicable, must include the information required by the Company's Bylaws.

OTHER MATTERS

As of the date of this Proxy Statement, the Board does not know of any matter that will be presented for consideration at the Annual Meeting other than as described in this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q **When and where is the Annual Meeting?**

A The Annual Meeting will be held on May 22, 2019, at 9:00 a.m. (Eastern Time) online at www.virtualshareholdermeeting.com/NLY2019. If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials.

Q **Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?**

A The SEC has approved "Notice and Access" rules relating to the delivery of proxy materials over the Internet. These rules permit the Company to furnish proxy materials, including this Proxy Statement and the Annual Report, to stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive paper copies of the proxy materials unless they request them. Instead, the Notice, which will be mailed to stockholders, provides instructions regarding how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may authorize your proxy via the Internet or by telephone. If you would like to receive a paper or email copy of the Company's proxy materials, you should follow the instructions for requesting such materials printed on the Notice.

Q **Can I vote my shares by filling out and returning the Notice?**

A No. The Notice identifies the items to be considered and voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to authorize your proxy via the Internet or by telephone or how to vote at the Annual Meeting or to request a paper proxy card, which will contain instructions for authorizing a proxy by the Internet, by telephone or by returning a signed paper proxy card.

Q **Who is entitled to vote at the Annual Meeting?**

A Only common stockholders of record as of the close of business on the Record Date (March 25, 2019) are entitled to vote at the Annual Meeting.

Q **How can I vote my shares?**

A You may vote online during the Annual Meeting prior to the closing of the polls at www.virtualshareholdermeeting.com/NLY2019, or by proxy via Internet (www.proxyvote.com), telephone (1-800-690-6903), or by completing and returning your proxy card. The Company recommends that you authorize a proxy to vote even if you plan to virtually attend the Annual Meeting as you can always change your vote online at the meeting. You can authorize a proxy to vote via the Internet or by telephone at any time prior to 11:59 p.m., Eastern Time, May 21, 2019, the day before the meeting date.

Q **What quorum is required for the Annual Meeting?**

A A quorum will be present at the Annual Meeting if a majority of the votes entitled to be cast on any matter are present, in person or by proxy. At the close of business, on the Record Date there were 1,442,971,679 outstanding shares of the Company's common stock, each entitled to one vote per share. Abstentions and "broker non-votes" will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If a quorum is not present at the Annual Meeting, the Company expects that the Annual Meeting will be adjourned to solicit additional proxies.

Q **What are the voting requirements that apply to the proposals discussed in this Proxy Statement?**

A

Proposal	Vote Required	Discretionary Voting Allowed?	Board Recommendation
(1) Election of Directors listed herein	Majority	No	FOR
(2) Advisory approval of executive compensation	Majority	No	FOR
(3) Amendment to our charter	Majority	Yes	FOR
(4) Ratification of the appointment of Ernst & Young	Majority	Yes	FOR

"Majority" means (a) with regard to an uncontested election of Directors, the affirmative vote of a majority of total votes cast for and against the election of each Director; (b) with regard to the advisory approval of executive compensation and the ratification of the appointment of Ernst & Young, a majority of the votes cast on the matter at the Annual Meeting; and (c) with regard to the proposed amendment to our charter, the affirmative vote of the holders of a majority of the total number of issued and outstanding shares of our common stock entitled to vote on the proposal.

"Discretionary voting" occurs when a bank, broker, or other holder of record does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal as to which the rules of the NYSE permit such bank, broker, or other holder of record to vote ("routine matters"). When banks, brokers, and other holders of record are not permitted under the NYSE rules to vote the beneficial owner's shares on a proposal ("non-routine matters"), if you do not provide voting instructions, your shares will not be voted on such proposal. This is referred to as a "broker non-vote."

For each of the proposals above, you can vote or authorize a proxy to vote "FOR," "AGAINST" or "ABSTAIN."

Q **What is the effect of abstentions and "broker non-votes" on the proposals submitted at the Annual Meeting?**

A Abstentions will have no effect on Proposal 1, Proposal 2, or Proposal 4. Abstentions will have the same effect as a vote against Proposal 3.

"Broker non-votes," if any, will have no effect on Proposal 1 or Proposal 2. As they are routine matters and discretionary voting is allowed, "broker non-votes" are not applicable to Proposal 3 or Proposal 4.

Q **How will my shares be voted if I do not specify how they should be voted?**

A Properly executed proxies that do not contain voting instructions will be voted as follows:

(1)   Proposal No. 1: FOR the election of each Director nominee listed herein;

(2)   Proposal No. 2: FOR the approval, on a non-binding and advisory basis, of the Company's executive compensation as described in this Proxy Statement;

(3)   Proposal No. 3: FOR the approval of the amendment to our charter; and

(4)   Proposal No. 4: FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2019.

The Company officers you authorize as proxies may exercise their proxy and vote your shares for one or more postponements or adjournments of the Annual Meeting, including postponements or adjournments to permit further solicitations of proxies.

Q **What do I do if I want to change my vote?**

A You may revoke a proxy at any time before it is exercised by filing a duly executed revocation of proxy, by submitting a duly executed proxy with a later date, using the phone or online voting procedures, or by participating in the Annual Meeting via live webcast and voting online during the Annual Meeting prior to the closing of the polls. You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Virtual attendance at the Annual Meeting without voting online will not itself revoke a proxy.

Q **How will voting on any other business be conducted?**

A Other than the four proposals described in this Proxy Statement, the Company knows of no other business to be considered at the Annual Meeting. If any other matters are properly presented at the meeting, your signed proxy card authorizes Kevin G. Keyes, Chairman, Chief Executive Officer and President, and Anthony C. Green, Chief Corporate Officer, Chief Legal Officer and Secretary, or either of them acting alone, with full power of substitution in each, to vote on those matters in their discretion.

Q **Who will count the vote?**

A Representatives of American Election Services, LLC, the independent inspector of elections, will count the votes.

Q How can I participate in the Annual Meeting?

A All stockholders of record as of the Record Date can attend the Annual Meeting online at www.virtualshareholdermeeting.com/NLY2019. You will be able to ask questions during the meeting. An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at 1-877-328-2502. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot vote from such audio broadcast. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for online check-in procedures. If you wish to view the webcast at a location provided by the Company, the Company's Maryland counsel, Venable LLP, will air the webcast at its offices located at 750 E. Pratt Street, Suite 900, Baltimore, MD 21202. Please note that no members of management or the Board will be in attendance at this location. If you wish to view the Annual Meeting via webcast at Venable LLP's office, please complete the Reservation Request Form found at the end of this Proxy Statement. In addition, you must bring a valid, government-issued photo identification, such as a driver's license or a passport to Venable LLP's offices.

Q What is the pre-meeting forum and how can I access it?

A One of the benefits of the online Annual Meeting format is that it allows the Company to communicate more effectively with its stockholders via a pre-meeting forum that you can access by visiting www.proxyvote.com. Through use of the pre-meeting forum, stockholders can submit questions in advance of the Annual Meeting and view copies of the Company's proxy materials. The Company will respond to as many inquiries at the Annual Meeting as time allows.

Q Why is the Company holding the Annual Meeting online?

A After years of declining attendance by stockholders at Annaly's in-person annual meetings and marked growth of our international stockholder base over the same time period, the Company moved to an online format for the 2018 Annual Meeting, which enabled increased attendance and participation from locations around the world, reduced costs for both the Company and its stockholders and reflected the Company's commitment to environmentally-friendly practices. The Company is excited to one again embrace the virtual meeting format for the 2019 Annual Meeting.

Q What if I have difficulties accessing the pre-meeting forum or locating my 16-digit control number prior to the day of the Annual Meeting on May 22, 2019?

A Prior to the day of the Annual Meeting on May 22, 2019, if you need assistance with your 16-digit control number and you hold your shares in your own name, please call toll-free 1-866-232-3037 in the United States or 1-720-358-3640 if calling from outside the United States If you hold your shares in the name of a bank or brokerage firm, you will need to contact your bank or brokerage firm for assistance with your 16-digit control number.

Q What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the live webcast of the Annual Meeting?

A If you encounter any difficulties accessing the live webcast of the Annual Meeting during the check-in or during the Annual Meeting itself, including any difficulties with your 16-digit control number, please call toll-free 1-855-449-0991 in the United States or 1-720-378-5962 if calling from outside the United States, for assistance. Technicians will be ready to assist you beginning at 8:30 a.m. Eastern Time with any difficulties.

Q How will the Company solicit proxies for the Annual Meeting?

A The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of mail, but Directors, executive officers and employees, who will not be specially compensated, may solicit proxies from stockholders by telephone, facsimile or other electronic means or in person. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

The Company has retained Georgeson Inc., a proxy solicitation firm, to assist it in the solicitation of proxies in connection with the Annual Meeting. The Company will pay Georgeson a fee of $15,000 for its services. In addition, the Company may pay Georgeson additional fees depending on the extent of additional services requested by the Company and will reimburse Georgeson for expenses Georgeson incurs in connection with its engagement by the Company. In addition to the fees paid to Georgeson, the Company will pay all other costs of soliciting proxies.

Stockholders have the option to vote over the Internet or by telephone. Please be aware that if you vote over the Internet, you may incur costs such as telephone and access charges for which you will be responsible.

Q **What is "Householding" and does Annaly do this?**

A "Householding" is a procedure approved by the SEC under which stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials receive only one copy of a company's Proxy Statement and Annual Report unless one or more of these stockholders notifies the company or their respective bank, broker or other intermediary that they wish to continue to receive individual copies. The Company engages in this practice as it reduces printing and postage costs. However, if a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement, he, she or it may request it by writing to Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036, Attention: Investor Relations, by emailing investor@annaly.com, or by calling 212-696-0100, and the Company will promptly deliver the requested Annual Report or Proxy Statement. If a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement in the future, he, she or it may contact the Company in the same manner. If you are an eligible stockholder of record receiving multiple copies of the Company's Annual Report and Proxy Statement, you can request householding by contacting the Company in the same manner. If you own your shares through a bank, broker or other nominee, you can request householding by contacting the bank, broker or other nominee.

Q **Could the Annual Meeting be postponed or adjourned?**

A If a quorum is not present or represented, the Company's Bylaws permit the chairman of the meeting to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting. Additionally, the Board is permitted to postpone the meeting to a date not more than 120 days after the record date for the Annual Meeting without setting a new record date, provided, that the Company must announce the date, time and place to which the meeting is postponed not less than ten days prior to the date of such postponed meeting.

Q **Who can help answer my questions?**

A If you have any questions or need assistance voting your shares or if you need copies of this Proxy Statement or the proxy card, you should contact:

> Annaly Capital Management, Inc.
> 1211 Avenue of the Americas
> New York, NY 10036
> Phone: 1-888-8 ANNALY
> Facsimile: (212) 696-9809
> Email: investor@annaly.com
> Attention: Investor Relations

The Company's principal executive offices are located at the address above.

Message from our Chairman, CEO and President (page i)

1. Represents originated or purchased whole loans, commercial mortgage-backed securities and equity assets across the credit investment groups from December 31, 2013 to December 31, 2018.
2. $6.5bn of capital includes: (1) $816mm raised through a common equity offering in July 2017; (2) $720mm raised through a preferred equity offering in July 2017; (3) $857mm raised through a common equity offering in October 2017; (4) $425mm raised through a preferred equity offering in January 2018; (5) $877mm raised through a common equity offering in September 2018; (6) $840mm raised through a common equity offering in January 2019; (7) $251mm raised through the Company's at-the-market sales program for its common stock, which was entered into in January 2018, net of sales agent commissions and other offering expenses; (8) $975mm of equity issued as partial merger consideration and $288mm of preferred equity assumed in connection with the Hatteras Financial acquisition in April 2016; and (9) $456mm of equity issued as partial merger consideration and $55mm of preferred equity assumed in connection with the MTGE Investment Corp. acquisition in September 2018. These amounts exclude any applicable underwriting discounts and other estimated offering expenses, unless otherwise noted. The July 2017, September 2018 and January 2019 common equity offerings include the underwriters' full exercise of their overallotment option to purchase additional shares of stock. The July 2017 preferred offering and October 2017 common offering include the underwriters' partial exercise of their overallotment option to purchase additional shares of preferred and common stock, respectively.
3. $2.4bn of additional borrowing capacity includes $1.5bn in residential whole loan securitizations ($1.1bn closed in 2018 and $394mm closed subsequent to year end in January 2019) and $900mm in additional credit financing capacity ($700mm closed in 2018 and $200mm closed subsequent to year end in January 2019).
4. Represents total shareholder return for the period beginning December 31, 2013 to January 31, 2019.
5. Represents LTM pre-tax margin calculated as pre-tax income divided by total revenue or total gross interest income for each company. Companies with negative pre-tax margins are excluded from the calculation.
6. "Continuing Directors" represent the eleven members of the Board following the 2019 Annual Meeting (assuming all nominees are elected).
7. Employee composition statistics as of December 31, 2018. Annaly is externally managed by Annaly Management Company, LLC (the "Manager"). As of December 31, 2018, the Manager had 162 employees and Annaly's subsidiaries collectively had 8 employees. For ease of reference, throughout this Proxy Statement, the employees of the Manager, together with employees of Annaly's subsidiaries, are referred to as Annaly's employees.
8. Survey results based on annual internal surveys conducted by Perceptyx from 2015 through 2018.
9. Represents Financial Activities industry sector, which consists of Finance and Insurance and Real Estate and Rental and Leasing sectors as of December 31, 2018.

Annaly at a Glance & Recent Operating Achievements (page 3)

1. Represents market capitalization as of January 31, 2019.
2. Represents: (1) $720mm raised through a preferred equity offering in July 2017; (2) $425mm raised through a preferred equity offering in January 2018; (3) $251mm raised through the Company's at-the-market sales program for its common stock, which was entered into in January 2018, net of sales agent commissions and other offering expenses; (4) $975mm of equity issued as partial merger consideration and $288mm of preferred equity assumed in connection with the Hatteras Financial acquisition in April 2016; and (5) $456mm of equity issued as partial merger consideration and $55mm of preferred equity assumed in connection with the MTGE Investment Corp. acquisition in September 2018. These amounts exclude any applicable underwriting discounts and other estimated offering expenses, unless otherwise noted. The July 2017 preferred offering includes the underwriters' partial exercise of their overallotment option to purchase additional shares of preferred and common stock, respectively.
3. Includes unfunded commitments of $161mm.
4. Represents the percentage difference of Annaly's operating expense as a percentage of average equity vs. the BBREMTG for 2018. Operating expense is defined as: (i) for internally-managed BBREMTG members, the sum of compensation & benefits, general & administrative expenses and other operating expenses less any one-time or transaction related expenses, and (ii) for externally-managed BBREMTG members, the sum of net management fees, compensation & benefits (if any), general & administrative expenses and other operating expenses less any one-time or transaction related expenses.
5. Includes $200mm credit facility closed in January 2019.

Annaly's Diversified Shared Capital Model (page 4)

Note: Market data as of January 31, 2019. Financial data as of December 31, 2018.

1. Agency assets include to be announced ("TBA") purchase contracts (market value) and mortgage servicing rights ("MSRs"). Residential Credit and Commercial Real Estate assets exclude securitized debt of consolidated variable interest entities ("VIEs").
2. Represents the capital allocation for each of the four investment groups and is calculated as the difference between assets and related financing. Includes TBA purchase contracts, excludes non-portfolio related activity and varies from total stockholders' equity.

Annaly's Diversified Shared Capital Model *(cont'd)* **(page 4)**

3. Sector rank compares Annaly dedicated capital in each of its four investment groups as of December 31, 2018 (adjusted for P/B as of January 31, 2019) to the market capitalization of the companies in each respective comparative sector as of January 31, 2019. Comparative sectors used for Agency, Commercial Real Estate and Residential Credit ranking are their respective sector within the BBREMTG Index as of January 31, 2019. Comparative sector used for Middle Market Lending ranking is the S&P BDC Index as of January 31, 2019.
4. Levered return assumptions are for illustrative purposes only and attempt to represent current market asset returns and financing terms for prospective investments of the same, or of a substantially similar, nature in each respective group.

Growth and Income (page 5)

1. Total return is shown for period of December 31, 2015 through January 31, 2019.
2. The third quarter 2018 common stock dividend is represented as the aggregate $0.30 common stock dividend comprised of (i) the $0.22174 short period dividend paid on September 6, 2018 in connection with the MTGE acquisition and (ii) the $0.07826 remaining dividend paid on September 28, 2018.
3. Line represents the lower bound of the target Federal Funds range.

Delivering Significant Value for Stockholders (page 6)

1. Economic return is shown for period of December 31, 2013 to December 31, 2018 and represents change in book value plus dividends declared over prior period book value.
2. Includes reinvestment of dividends.
3. Source: Bloomberg. mREITs represent BBREMTG Index. Equity REITs represent the RMZ Index. S&P represents the S&P 500 index. Utilities represent the Russell 3000 Utilities Index. Select Financials represents an average of companies in the S5FINL Index with dividend yields greater than 50 basis points higher than the S&P 500 dividend yield as of January 31, 2019. Consumer Staples represents the S5CONS Index. MLPs represent the Alerian MLP Index. Note: Total shareholder return shown for period of December 31, 2013 to January 31, 2019.

Stockholder Engagement (page 8)

1. "Continuing Directors" represent the eleven members of the Board following the 2019 Annual Meeting (assuming all nominees are elected).

Corporate Responsibility & The Manager and the Management Agreement (page 9)

1. The Corporate Responsibility Committee was initially created as the Public Responsibility Committee in late 2017.
2. "Incremental Stockholders' Equity" represents the Company's stockholders' equity (as defined in the Management Agreement, "Stockholders' Equity") in excess of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).
3. The "industry average" reflects the average management fee of all externally-managed companies (excluding Annaly) included in the BBREMTG Index as of December 31, 2018. For additional information, including assumptions, about this calculation, please see "Management Agreement Terms" on page 34.
4. For additional information, including assumptions, about this calculation, please see "Continued Cost Savings Related to the Externalization" on page 35.
5. "Base Stockholders' Equity" represents Stockholders' Equity of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).

Overview of the Manager's 2018 Executive Compensation Program (page 10)

1. Aggregated bonus amounts for 2018 reflect payments made to NEOs in January 2019 based on 2018 performance.
2. The core performance metrics referred to herein exclude the premium amortization adjustment, which represents the cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term prepayment speeds related to the Company's Agency mortgage-backed securities.

Board Composition, Structure and Refreshment (page 11)

1. "Continuing Directors" represent the eleven members of the Board following the 2019 Annual Meeting (assuming all nominees are elected).
2. Directors have self-identified as bringing diversity to the Board by way of gender, race, ethnicity, national origin or other characteristics.

Corporate Governance at Annaly (page 13)

1. The Corporate Responsibility Committee was initially created as the Public Responsibility Committee in late 2017.
2. "Incremental Stockholders' Equity" represents Stockholders' Equity in excess of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).

The Board's Role and Responsibilities (page 20)

1. "Continuing Directors" represent the eleven members of the Board following the 2019 Annual Meeting (assuming all nominees are elected).
2. The Corporate Responsibility Committee was initially created as the Public Responsibility Committee in late 2017.

Board Effectiveness, Self-Evaluations and Refreshment (page 22)

1. "Continuing Directors" represent the eleven members of the Board following the 2019 Annual Meeting (assuming all nominees are elected).

Management Agreement (page 25)

1. As defined in the Management Agreement.
2. "Incremental Stockholders' Equity" represents Stockholders' Equity in excess of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).
3. "Base Stockholders' Equity" represents Stockholders' Equity of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).

Board Committees (page 28)

1. The Corporate Responsibility Committee was initially created as the Public Responsibility Committee in late 2017.
2. Messrs. Brady and Nordberg have not been renominated as Directors and will step down from the Board following the Annual Meeting in line with the Board refreshment policy adopted in October 2018.
3. Mr. Hamilton was elected to the Board, and appointed to the Audit Committee and the Risk Committee effective March 6, 2019.
4. Dr. Hannan was elected to the Board, and appointed to the Audit Committee and the NCG Committee effective February 13, 2019.

Audit Committee & Compensation Committee (page 29)

1. Messrs. Brady and Nordberg have not been renominated as Directors and will step down from the Board following the Annual Meeting in line with the Board refreshment policy adopted in October 2018.
2. Mr. Hamilton was elected as a Director and appointed as a member of the Audit Committee and the Risk Committee effective March 6, 2019.
3. Dr. Hannan was elected as a Director and appointed as a member of the Audit Committee and NCG Committee effective February 13, 2019.

NCG Committee, Corporate Responsibility Committee & Risk Committee (page 30)

1. Messrs. Brady and Nordberg have not been renominated as Directors and will step down from the Board following the Annual Meeting in line with the Board refreshment policy adopted in October 2018.
2. Dr. Hannan was elected as a Director and appointed as a member of the Audit Committee and NCG Committee effective February 13, 2019.
3. The Corporate Responsibility Committee was initially created as the Public Responsibility Committee in late 2017.
4. Mr. Hamilton was elected as a Director and appointed as a member of the Audit Committee and the Risk Committee effective March 6, 2019.

Overview, Recent Changes & Management Agreement Terms (page 34)

1. Mr. Keyes does not receive any compensation for serving as the Company's Chairman, CEO and President, but has an interest in the management fee as an indirect equityholder of the Manager.
2. As defined in the Management Agreement.
3. "Incremental Stockholders' Equity" represents Stockholders' Equity in excess of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).
4. "Base Stockholders' Equity" represents Stockholders' Equity of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).
5. Source: Public filings as of year ended December 31, 2018. All base management fees are calculated as a percentage of stockholders' equity, except as otherwise specified below. Agency Residential REITs represent the externally-managed agency mortgage REITs included in the BBREMTG Index as of December 31, 2018 and includes Anworth Mortgage Asset Corporation ("ANH") and ARMOUR Residential REIT, Inc. ("ARR"). Commercial REITs represent the externally-managed commercial mortgage REITs included in the BBREMTG Index as of December 31, 2018 and includes Blackstone Mortgage Trust, Inc. ("BXMT"), Ares Commercial Real Estate Corp. ("ACRE"), Exantas Capital Corp. ("XAN"), Apollo Commercial Real Estate Finance, Inc. ("ARI"), Starwood Property Trust ("STWD") and Ready Capital Corp. ("RC"). Non-Agency Residential / Hybrid REITs represents the externally- managed non-agency residential and hybrid mortgage REITs included in the BBREMTG Index as of December 31, 2018 and includes New Residential Investment Corp. ("NRZ"), Two Harbors Investment Corp. ("TWO"), Invesco Mortgage Capital, Inc. ("IVR"), PennyMac Mortgage Investment Trust ("PMT"), AG Mortgage Investment Trust, Inc. ("MITT"), Orchid Island Capital, Inc. ("ORC"), Western Asset Mortgage ("WMC"), Great Ajax Corp ("AJX"), Cherry Hill Mortgage Investment Corp. ("CHMI"), Ellington Residential Mortgage REIT ("EARN"), and Hunt Companies Finance Trust ("HCFT").
6. For ARR, base management fee is calculated as 1.50% of gross equity raised up to $1.0bn plus 0.75% of gross equity raised in excess of $1.0bn.

Endnotes

Overview, Recent Changes & Management Agreement Terms *(cont'd)* **(page 34)**

7. Of the six Commercial REITs, five have incentive fees in addition to their base management fees. STWD and XAN have incentive fees of 20% above an 8% hurdle. BXMT has an incentive fee of 20% above a 7% hurdle. XAN has an incentive fee of 25% above an 8% hurdle. RC has an incentive fee of 15% above an 8% hurdle. For purposes of this table, the calculation of the mean includes only the five Commercial REITs that have incentive fees.

8. Of the 11 Non-Agency Residential/Hybrid REITs, three have incentive fees in addition to their base management fees. NRZ has an incentive fee of 25% above a 10% hurdle. PMT has an incentive fee with a sliding scale beginning above 8%. AJX has an incentive fee of 20% above an 8% hurdle. For purposes of this table, the calculation of the mean includes only the three Non-Agency Residential/Hybrid REITs that have incentive fees.

Structure and Amount of the Management Fee & Continued Cost Savings Related to the Externalization (page 35)

1. As defined in the Management Agreement.
2. "Incremental Stockholders' Equity" represents Stockholders' Equity in excess of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).
3. Although the Manager commenced management of Annaly on July 1, 2013, the Company's stockholders received the benefit of the compensation savings created by the Externalization for the entire 2013 calendar year pursuant to a pro forma adjustment to the 2013 management fee. The Manager calculated a pro forma management fee, which was the management fee as if the Company was managed by the Manager from January 1, 2013 until July 1, 2013, and the actual amount of cash compensation paid to all of Annaly's employees from January 1, 2013 until July 1, 2013 reduced the amount of the management fee owed to the Manager.

Annual Review of Manager Performance and Management Fee Considerations (page 36)

1. Source: Company Filings, SNL and Bloomberg. Averages are market weighted based on market capitalization as of Dec. 31st of each respective year. Note: Internally-Managed Peers and Externally-Managed Peers represent the respective internally- and externally-managed members of the BBREMTG Index as of December 31st of each respective year. The average for each excludes Annaly and companies during years in which they became public or first listed. Operating Expense is defined as: (i) for Internally-Managed Peers, the sum of compensation & benefits, general & administrative expenses and other operating expenses less any one-time or transaction related expenses, and (ii) for Externally-Managed Peers and Annaly, the sum of net management fees, compensation & benefits (if any), general & administrative expenses and other operating expenses less any one-time or transaction related expenses. Annaly's 2016 operating expenses exclude costs of $49mm related to the Company's acquisition of Hatteras Financial Corp and Annaly's 2018 operating expenses exclude costs of $60mm related to the Company's acquisition of MTGE Investment Corp.

Summary of 2018 NEO Compensation (page 37)

1. Mr. Keyes does not receive any compensation for serving as the Company's Chairman, CEO and President, but has an interest in the management fee as an indirect equityholder of the Manager.
2. Aggregated bonus amounts for 2018 reflect payments made to NEOs in January 2019 based on 2018 performance.
3. The core performance metrics referred to herein exclude the premium amortization adjustment, which represents the cumulative impact on prior periods, but not the current period, of quarter-over-quarter changes in estimated long-term prepayment speeds related to the Company's Agency mortgage-backed securities.

Compensation Discussion and Analysis (page 42)

1. "Base Stockholders' Equity" represents Stockholders' Equity of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).
2. "Incremental Stockholders' Equity" represents Stockholders' Equity in excess of $17.28bn (which reflects total Stockholders' Equity calculated in accordance with the Management Agreement as of February 28, 2019).

Stock Ownership Guidelines/Commitments (page 43)

1. In July 2017, Mr. Keyes voluntarily committed to increase his stock ownership position beyond his Board-approved ownership guideline of $10mm. Mr. Keyes has pledged to meet his enhanced $15mm commitment solely through additional open market purchases of the Company's common stock.
2. In July 2017, other members of senior management (including each of the other NEOs) voluntarily committed to increase their stock ownership beyond the guideline of 30% of annual total compensation adopted by the Board. Like Mr. Keyes, these officers have agreed to achieve their increased stock ownership commitments by July 2020 solely through open market purchases of the Company's common stock.

2019 ANNUAL MEETING OF STOCKHOLDERS
RESERVATION REQUEST FORM

If you wish to view Annaly Capital Management, Inc.'s 2019 Annual Meeting of Stockholders webcast at the offices of Venable LLP (located at 750 E. Pratt Street, Suite 900, Baltimore, MD 21202), please complete the following information and return to Anthony C. Green, Chief Corporate Officer, Chief Legal Officer and Secretary, Annaly Capital Management, Inc., 1211 Avenue of the Americas, New York, NY 10036. Please note that no members of management or of the Board of Directors will be present at Venable LLP's offices. In addition, you must bring a valid, government-issued photo identification, such as a driver's license or a passport to Venable LLP's offices.

Your name and address: _____

Number of Shares of NLY
Common Stock You Hold: _____

If the shares listed above are not registered in your name, please identify the name of the registered stockholder below *and include evidence that you beneficially own the shares.*

Registered Stockholder: _____

(Name of Your Bank, Broker or Other Nominee)

THIS IS NOT A PROXY CARD

ANNALY®